UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of May 2026
Commission File Number 001-33161
NORTH AMERICAN CONSTRUCTION GROUP LTD.
27287 - 100 Avenue
Acheson, Alberta T7X 6H8
(780) 960-7171
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

No.	Documents and Exhibit Index

Management’s Discussion and Analysis for the three months ended March 31, 2026.

Interim consolidated financial statements of North American Construction Group Ltd. for the three months ended March 31, 2026.

99.1	North American Construction Group Ltd. Announces Results for the First Quarter Ending March 31, 2026.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN CONSTRUCTION GROUP LTD.

By:	/s/ Jason Veenstra
Name:	Jason Veenstra
Title:	Chief Financial Officer
Date: May 13, 2026

NORTH AMERICAN CONSTRUCTION GROUP LTD.

2026 FIRST QUARTER REPORT

FOR THE THREE MONTHS ENDED MARCH 31, 2026

IRON MINE CONTRACTING
DT305
WL561
CAT
WL561

NORTH AMERICAN
CONSTRUCTION GROUP

EVERYONE GETS HOME SAFE

Letter to Shareholders
To my fellow shareholders,
As you’ll see in this 2026 Q1 report, our operations teams on both sides of the Pacific performed ahead of the expectations we had set entering the year. I am encouraged by this performance, particularly in light of the cautious outlook we communicated during our Q4 update, as the quarter reflects disciplined execution, improved operating focus, and, with that, early progress against the priorities we established for 2026 – in both our core regions of Australia and Canada.
As a heavy equipment and civil construction company at our core, consistent, disciplined execution is what drives our business, and from my vantage point, that is what our teams delivered in the first quarter. At the same time, we remain focused on delivering the full-year plan, with performance still expected to build from our 2025 Q4 run rate as the year progresses.
In Australia, we are building a national Tier 1 platform. We have now formally welcomed Iron Mine Contracting ("IMC") into our group of companies and are very encouraged in these early days. IMC’s contracted book of business is operating as expected, and with the mining industry in Western Australia booming, we are well-positioned for meaningful growth in the years ahead. Our continued success in Australia as a whole depends on staying close to our customers and delivering to their expectations, and the recent contract expansion in New South Wales is another testament to MacKellar’s no-nonsense, results-first approach across both New South Wales and Queensland. With greater operating stability now in place, the MacKellar teams are turning their attention to cost reduction and internal process optimization. I have been particularly encouraged by the increase in maintenance headcount during the quarter, which will be a key driver of more efficient operations through improved equipment utilization and reduced use of external subcontractor labour.
Moving to our infrastructure business in North America, the Fargo-Moorhead flood diversion project had a routine quarter and progressed by approximately 5%, moving the project past the 90% completion mark. Importantly, the execution record we have built in Fargo continues to strengthen our credibility in large-scale civil earthworks, which directly supports our growth efforts. We remain focused on opportunities where we have a clear and compelling competitive advantage, particularly mine site civil scopes and subcontracted earthworks roles on large infrastructure programs. We continue to track a range of infrastructure opportunities and believe we are well placed moving forward.
In Canada, we have identified our primary heavy equipment fleet and are focused on improving the mechanical availability of those units. Demand in the oil sands region remains strong, and it is our responsibility to meet that demand in a cost-effective and efficient manner.
For those of you who know me, I am an operator at heart. My brevity in this letter should not be taken as a lack of attention to detail. Under my leadership, we are all focused on day-to-day operational excellence and the belief that disciplined execution will continue to add value to shareholders.
We see a strong second half of the year ahead of us, and the task now is to execute. I am looking forward to leading our operating teams through what I believe will be a very exciting 2026 and an even stronger 2027. When operated as intended, our business is capable of generating the free cash flow that underpins our investment decisions, and we will continue to steward that cash flow with strategic discipline for the benefit of our shareholders.
Thank you for your continued support.
Sincerely,
Barry Palmer
President & Chief Executive Officer
May 13, 2026

i

Management’s Discussion and Analysis
For the three months ended March 31, 2026
May 13, 2026
The following Management’s Discussion and Analysis ("MD&A") is as of May 13, 2026, and should be read in conjunction with the attached unaudited interim consolidated financial statements and notes that follow for the three months ended March 31, 2026, the audited consolidated financial statements and notes for the year ended December 31, 2025, and our annual MD&A for the year ended December 31, 2025.
All financial statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. The consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form, are available on the Canadian Securities Administrators' SEDAR+ system at www.sedarplus.com, the US Securities and Exchange Commission's website at www.sec.gov and our Company website at www.nacg.ca.
A non-GAAP financial measure is generally defined by securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. Non-GAAP financial measures do not have standardized meanings under GAAP and therefore may not be comparable to similar measures presented by other issuers. In our MD&A, we use non-GAAP financial measures such as "adjusted EBIT", "adjusted EBITDA", "adjusted EBITDA margin", "adjusted EPS", "adjusted net earnings", "backlog", "capital additions", "capital expenditures, net", "capital inventory", "cash liquidity", "cash provided by operating activities prior to change in working capital", "cash related interest expense", "combined backlog", "combined gross profit", "combined gross profit margin", "equity investment depreciation and amortization", "equity investment EBIT", "equity method investment backlog", "free cash flow", "general and administrative expenses (excluding stock-based compensation)", "growth capital", "growth capital additions", "growth spending", "invested capital", "margin", "net debt", "net debt leverage", "senior-secured debt", "share of affiliate and joint venture capital additions", "sustaining capital", "total capital liquidity", and "total combined revenue". We also use supplementary financial measures such as “gross profit margin” and “total net working capital (excluding cash and current portion of long-term debt)” in our MD&A. We provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements. A summary of our non-GAAP measures is included below under the heading "Non-GAAP financial measures".

Management's Discussion and Analysis March 31, 2026	M-1	North American Construction Group Ltd.

OVERALL PERFORMANCE
Interim MD&A - Quarter 1 highlights

	Three months ended
(Expressed in thousands of Canadian Dollars, except per share amounts)	March 31,
	2026	2025	Change
Revenue	$319,219	$340,833	$(21,614)
Total combined revenue(i)	422,523	391,504	31,019

Gross profit	42,813	37,891	4,922
Gross profit margin(i)	13.4%	11.1%	2.3%

Combined gross profit(i)(iii)	57,680	44,026	13,654
Combined gross profit margin(i)(ii)(iii)	13.7%	11.2%	2.5%

Operating income	21,885	30,582	(8,697)

Adjusted EBITDA(i)	99,472	99,932	(460)
Adjusted EBITDA margin(i)(iv)	23.5%	25.5%	(2.0)%

Net income	5,554	6,163	(609)
Adjusted net earnings(i)	10,246	14,517	(4,271)

Cash provided by operating activities	29,805	51,418	(21,613)
Cash provided by operating activities prior to change in working capital(i)	63,335	75,931	(12,596)

Free cash flow(i)	3,659	(41,575)	45,234

Purchase of PPE	48,676	93,073	(44,397)
Sustaining capital additions(i)	33,924	89,853	(55,929)
Growth capital additions(i)	12,925	28,066	(15,141)

Basic net income per share	$0.20	$0.22	$(0.02)
Adjusted EPS(i)	$0.37	$0.52	$(0.15)
(i)See "Non-GAAP Financial Measures".
(ii)Combined gross profit margin is calculated using combined gross profit over total combined revenue.
(iii)Certain prior period costs within the Fargo joint venture have been reclassified from non-operating to operating to better align with NACG classifications. This reclassification has no impact on revenue, income before taxes, or net income.
(iv)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
In the first quarter of 2026, we delivered solid financial results highlighting our commitment to operational efficiency and disciplined asset management. We recorded a record combined revenue of $422.5 million, an 8% increase in total combined revenue compared to 2025 Q1, and improved gross profit margins across both main segments. This margin expansion represents the initial positive impact of our cost optimization initiatives and right-sizing of our Canadian fleet. As these initiatives continue to progress, we anticipate further benefits and ongoing improvements in operational efficiency and profitability.
Our focus on efficiency is evidenced by the increase in gross profit margin to 13.4% from 11.1% in the prior year. Adjusted EBITDA margin was 23.5%, down from 25.5%. The change in EBITDA margin was impacted by the inclusion of Iron Mine Contracting ("IMC"), a less capital-intensive business, which generated $8.2 million of EBITDA in the quarter.
Free cash flow also improved significantly, turning positive at $3.7 million compared to a negative $41.6 million in 2025 Q1, driven by disciplined capital spending and strong cash management.
Sequentially, our performance strengthened relative to 2025 Q4 across all key financial metrics, with higher revenue, gross profit, and adjusted EBITDA, as well as a return to positive net income.
Heavy Equipment - Australia commentary
The Heavy Equipment – Australia segment recorded revenue of $185.2 million in 2026 Q1, up from $157.7 million in 2025 Q1. This represents a year-over-year increase of $27.5 million, or approximately 17%. The growth was primarily driven by strong execution on existing projects, which benefited from prior-year investments in growth assets. Favourable weather conditions also played a role, enabling higher productivity and operational efficiency. Compared to the previous quarter (2025 Q4), where Australia generated $175.9 million in revenue, 2026 Q1 saw an

Management's Discussion and Analysis March 31, 2026	M-2	North American Construction Group Ltd.

increase of $9.4 million. A portion of the year-over-year increase also reflects a higher average FX translation rate in 2026 compared to 2025.
The segment delivered a gross profit of $30.9 million in 2026 Q1, up from $25.5 million in 2025 Q1. This represents a substantial increase of $5.5 million, or roughly 21%. Gross profit margin also improved, rising to 16.7% from 16.1% in the prior year. This margin expansion was driven by several factors: comparatively favourable weather conditions enabled higher productivity and reduced operational disruptions, disciplined project execution minimized inefficiencies, and there was less reliance on subcontract labour, which helped control costs. These improvements reflect the effectiveness of operational strategies and cost management initiatives implemented over the past year.
Compared to 2025 Q4, when Australia reported gross profit of $27.3 million and a margin of 15.5%, 2026 Q1 saw both absolute and percentage gains. Gross profit increased by $3.6 million, and gross profit margin improved by nearly two percentage points, highlighting a recovery from prior weather disruptions and ongoing operational improvements.
Heavy Equipment - Canada commentary
The Heavy Equipment – Canada segment reported revenue of $131.6 million in 2026 Q1, a significant decrease from $178.1 million in 2025 Q1. This represents a year-over-year decline of $46.5 million, or approximately 26%. The primary driver of this decrease was the 2025 Q4 sale of 797 haul trucks as part of our fleet optimization strategy, which impacted both revenue mix and operating capacity. Additional factors included lower equipment utilization rates, which dropped to 54.5%, reduced activity at the Syncrude mines, and smaller rental scopes at the Millennium and Fort Hills sites. Together, these factors led to a reduction in operational support services, the segment’s largest revenue source. Increased winter project activity and the ongoing ramp-up of the stream diversion project at Kearl helped to mitigate the overall decline in Canadian activity. Compared to 2025 Q4, when Canadian revenue was $127.9 million, 2026 Q1 saw an increase of $3.7 million, or about 3%, reflecting seasonal activity and ongoing project ramp-ups.
The segment reported gross profit of $12.6 million in 2026 Q1, up from $9.8 million in 2025 Q1. This represents an increase of $2.8 million, or approximately 29%. Gross profit margin also improved significantly, rising to 9.5% from 5.5% in the prior year. This margin expansion is particularly notable given the challenging conditions in 2025 Q1, when unusually cold weather resulted in higher idle time, increased operating costs, and elevated component failures. The improvement in 2026 Q1 reflects both the absence of these prior-year challenges and the positive impact of lower equipment repair costs, as well as recent fleet optimization and right-sizing initiatives, including the strategic divestiture of 797 haul trucks in 2025 Q4. These actions reduced mechanical availability issues and helped control costs, allowing the segment to achieve higher profitability despite lower revenue.
Compared to 2025 Q4, when Canada recorded gross profit of $10.8 million and a margin of 8.5%, 2026 Q1 saw both absolute and percentage gains. The gross profit increased by $1.7 million, and the margin improved by one percentage point. The 2025 Q4 results were negatively impacted by mechanical availability issues, which drove higher costs and reduced profitability. The 2026 Q1 results indicate a recovery, with cost management initiatives and operational improvements offsetting the previous quarter’s challenges.
Consolidated commentary
Total combined revenue for the quarter was $422.5 million, representing an increase of $31.0 million (8%) compared to $391.5 million in 2025 Q1. The current quarter’s results include revenue from IMC, reflecting the economic benefit to which we are entitled beginning January 1, 2026, despite the acquisition closing on April 7, 2026. Including IMC’s revenue provides a more accurate view of our overall activity levels. The year-over-year increase was primarily driven by the addition of $64.7 million in revenue from IMC. This was partially offset by a $21.6 million reduction in reported revenue, as previously discussed, and a net $12.1 million decrease in our proportionate share of revenue from equity consolidated joint ventures. The joint venture revenue reduction consists of a $33.1 million decrease from our share of joint ventures, partially offset by a $21.0 million reduction in the elimination of subcontract joint venture revenue. Notably, current quarter combined revenue exceeds the sequential 2025 Q4 figure of $344.0 million, mainly due to increased revenue contributions from wholly owned entities.
Combined gross profit for the quarter was $57.7 million, up from $47.3 million in 2025 Q1. The combined gross profit margin increased to 13.7% in 2026 Q1, compared to 12.1% in the prior year. This improvement was primarily driven by a $10.0 million contribution from IMC, which delivered a 15.4% margin, as well as a $4.9 million increase in gross profit from our reportable segments. These gains were partially offset by a reduction in our share of gross

Management's Discussion and Analysis March 31, 2026	M-3	North American Construction Group Ltd.

profit from equity joint ventures. The decreased profit contribution from joint ventures is primarily due to lower margins on the Fargo project following forecast margin adjustments in 2025 and a current quarter loss on embedded derivatives. These impacts were partially offset by improved margins at MNALP, which benefited from ongoing fleet optimization initiatives similar to those implemented in our core Canadian operations. When compared to the sequential 2025 Q4 combined gross profit of $29.3 million and a margin of 8.5%, the current quarter shows significant improvement. This is mainly attributable to the $12.9 million cumulative adjustment recorded by the Fargo project in Q4 last year, as well as improved gross profit performance across our reporting segments.
General and administrative expenses, excluding stock-based compensation, were $17.8 million (5.6% of revenue) in 2026 Q1, up from $11.1 million (3.3% of revenue) in 2025 Q1. The increase was mainly due to $4.0 million in acquisition and organizational realignment costs, which are excluded from our adjusted net earnings, EBIT, and EBITDA. Excluding these one-time items, G&A would have been 4.3% of revenue. The year-over-year rise in normalized G&A as a percentage of revenue reflects ongoing investments in executive leadership, asset optimization, infrastructure, and scaling the MacKellar back office to support higher business activity.
Adjusted EBITDA for the first quarter of 2026 totaled $99.5 million, a slight decrease of $0.4 million, or 0.5%, compared to $99.9 million in the first quarter of 2025. The adjusted EBITDA margin also declined, moving from 25.5% in the prior year to 23.5% in 2026 Q1, representing a reduction of 200 basis points. This decrease was primarily influenced by the inclusion of $8.2 million in economic benefit from the IMC acquisition, which carried a margin of 12.7% and impacted the overall percentage for the quarter. Excluding the IMC contribution, the margin for the remainder of the business improved year-over-year, reflecting the positive effects of ongoing cost optimization measures and enhanced asset management. On a sequential basis, adjusted EBITDA increased substantially from $77.6 million in the previous quarter, with the margin rising from 22.6% to 23.5%, driven by the same operational efficiencies.
Our 2026 Q1 depreciation expense was $56.0 million (17.5% of revenue), down from $60.7 million (17.8% of revenue) in 2025 Q1. The decrease was primarily driven by the Heavy Equipment – Canada segment, where depreciation fell due to the absence of $4.3 million in prior-year write-downs for early component failures, as well as ongoing fleet optimization and maintenance initiatives. In contrast, depreciation in the Heavy Equipment – Australia segment increased year-over-year, reflecting a larger fleet following recent growth investments.
Adjusted net earnings recorded for 2026 Q1 were $10.2 million, down from $14.5 million in 2025 Q1, generating $0.37 of adjusted earnings per share ("Adjusted EPS"), compared to $0.52 in 2025 Q1. The year-over-year decrease was largely attributable to higher interest expense, lower adjusted contributions from our equity investees, and increased general and administrative expenses. These factors were partially offset by stronger gross profit contributions from our Canadian and Australian segments, as well as the inclusion of IMC economic benefit in the current quarter. Sequentially, 2026 Q1 represents a significant improvement from 2025 Q4, when the company reported an adjusted net loss of $4.3 million. The return to positive adjusted net earnings in 2026 Q1 reflects improved operational performance, steady contributions from our equity investments, the absence of certain one-time charges that affected the previous quarter, and our ability to manage costs and execute on strategic initiatives.
Free cash flow for the three months ended March 31, 2026, was $3.7 million, reflecting a working capital outflow of $33.5 million, consistent with typical seasonal patterns seen in the first quarter. While operating activities generated $99.5 million in adjusted EBITDA, this was offset by $33.9 million in sustaining capital expenditures, $55.0 million used to settle convertible debentures, and $16.0 million in cash interest payments. After accounting for these items, the business produced $9.1 million in net cash for the quarter, demonstrating solid cash generation despite the expected seasonal draw on working capital. Our free cash flow this quarter is lower than the $57.4 million generated in 2025 Q4, primarily due to the substantial working capital outflow typical of the first quarter and the cash settlement of convertible debentures in 2026 Q1.

Management's Discussion and Analysis March 31, 2026	M-4	North American Construction Group Ltd.

SIGNIFICANT BUSINESS EVENTS
Acquisition of Iron Mine Contracting
On April 7, 2026, subsequent to quarter end, we completed the acquisition of 100% of the voting shares and business of DCL Corp Pty Ltd. and Iron Hire Pty Ltd., together referred to as Iron Mine Contracting (“IMC”), a privately owned Western Australia diversified mining services contractor.
Total consideration for the acquisition includes upfront cash consideration of $41.6 million, which remains subject to customary post-closing adjustments, $12.2 million of deferred consideration in the form of seller takeback financing payable in seven equal installments through June 30, 2029, and contingent consideration comprised of a structured earn-out, payable over a period extending to March 31, 2030, based on IMC’s future net income performance. The upfront cash consideration was funded through our existing revolving credit facility, and we assumed IMC's secured equipment financing as part of the transaction. Due to the proximity of the acquisition date to this report, the fair value assessment of the consideration transferred, assets acquired, and liabilities assumed, including the valuation of intangible assets and goodwill, remains preliminary and subject to change upon finalization of the purchase price allocation.
The acquisition represents a strategic expansion of our operations into Western Australia, a key global mining jurisdiction with diversified exposure to base metals, precious metals, and critical and rare earth minerals. The transaction is expected to broaden our regional client base, enhance our Australian operating platform, and strengthen our ability to participate in long-term mining development opportunities. IMC brings an established operating platform with a significant contract backlog and pipeline of mining and civil projects, supporting our growth strategy in Australia.
For the three months ended March 31, 2026, we incurred $1.3 million of acquisition-related costs associated with this transaction, which have been recorded in general and administrative expenses. Additional acquisition-related costs have been incurred subsequent to quarter end.
As the acquisition was completed after March 31, 2026, IMC’s financial results are not included in our consolidated results for the quarter. However, under the acquisition agreement, we are entitled to the economic benefit generated by IMC from January 1, 2026, which will be reflected in the final purchase price allocation. For reference, the economic benefit generated by IMC in the quarter is included in our total combined revenue, combined gross profit, adjusted net earnings, adjusted EBIT, and adjusted EBITDA, but these figures are preliminary and may change once the purchase price allocation is finalized. The table below summarizes IMC’s financial results for the three months ended March 31, 2026, prior to any impact from purchase price allocation adjustments.

Three months ended
March 31, 2026
Revenue	$64,683
Gross profit	$9,993
Gross profit margin	15.4%
Net income	2,204
Adjusted EBIT	$3,853
Adjusted EBIT margin	6.0%
Adjusted EBITDA	$8,219
Adjusted EBITDA margin	12.7%
See "Non-GAAP Financial Measures".
The primary revenue drivers for IMC during the first quarter were centered around several key mining projects in Western Australia. IMC continued its mining operations at a major gold mine, as well as provided services to multiple multi-million ounce gold mines in the region. Additionally, the company successfully mobilized and ramped up lithium hydroxide mining services at a fully-integrated mining and refining facility. IMC also delivered mining services at another gold mine in Western Australia. Collectively, these projects generated results that were in line with expectations.

Management's Discussion and Analysis March 31, 2026	M-5	North American Construction Group Ltd.

Expansion of Key Contract in Queensland Australia
On April 21, 2026, we announced that MacKellar has amended and expanded its existing five-year contract with a leading metallurgical coal producer in Queensland, Australia. The original contract, announced in August 2024, transitioned equipment from dry rental arrangements to fully maintained fleets and included the construction of an on-site maintenance facility.
The amended contract retains the original expiry date of September 30, 2029, and continues to qualify as contractual backlog based on minimum hour commitments. The expanded scopes encompass additional fully maintained equipment and related services, which are expected to generate approximately $125 million in incremental revenue and increase MacKellar’s operational presence at the mine site by approximately 50%. This expansion aligns with the financial outlook previously reflected in the Company’s full year 2026 guidance.
The expanded scopes commenced on May 1, 2026, and are expected to reach full operational capacity by August 2026. Of the thirteen additional units required to support this growth, eight Komatsu 240-ton haul trucks were purchased in December 2025 and previously announced as part of the Company’s fleet optimization initiatives, demonstrating NACG’s proactive approach to anticipated customer demand. The remaining five units are scheduled for acquisition as growth capital during the second and third quarters of 2026, at an estimated cost of $25 million.
Change in Leadership
Effective January 21, 2026, Joe Lambert resigned from his position as President and Chief Executive Officer of NACG to pursue other opportunities. Our Chief Operating Officer, Barry Palmer, has assumed the role of President and Chief Executive Officer. The evaluation of both external and internal candidates for the permanent position is currently in progress.
In parallel with this leadership transition, we have launched a strategic review of our heavy equipment fleet in the Canadian oil sands region. This review aims to determine the optimal fleet size by considering sustained high customer demand, capital efficiency goals, and long-term contract commitments. Our objective is to maintain a right-sized, cost-effective fleet that consistently delivers timely and effective solutions to our longstanding oil sands customers, while maximizing fleet utilization. We are already seeing positive economic impacts from this initiative reflected in our current quarter results.

Management's Discussion and Analysis March 31, 2026	M-6	North American Construction Group Ltd.

FINANCIAL HIGHLIGHTS
Three months ended March 31, 2026 results

	Three months ended
	March 31,
(dollars in thousands, except per share amounts)	2026	2025	Change
Revenue	$319,219	$340,833	$(21,614)
Cost of sales	220,397	242,228	(21,831)
Depreciation	56,009	60,714	(4,705)
Gross profit	$42,813	$37,891	$4,922
Gross profit margin(i)	13.4%	11.1%	2.3%

Total combined revenue(i)	422,523	391,504	31,019
Combined gross profit(i)	57,680	47,263	10,417
Combined gross profit margin(i)	13.7%	12.1%	1.6%

General and administrative expenses (excluding stock-based compensation)(i)	17,801	11,090	6,711
Stock-based compensation expense (benefit)	2,638	(3,408)	6,046
Operating income	21,885	30,582	(8,697)
Interest expense, net	16,690	13,516	3,174
Net income	5,554	6,163	(609)
Comprehensive income	30,290	6,641	23,649

Adjusted EBITDA(i)	99,472	99,932	(460)
Adjusted EBITDA margin(i)(ii)	23.5%	25.5%	(2.0)%

Free cash flow(i)	3,659	(41,575)	45,234

Per share information
Basic net income per share	$0.20	$0.22	$(0.02)
Diluted net income per share	$0.19	$0.21	$(0.02)
Adjusted EPS(i)	$0.37	$0.52	$(0.15)
(i)See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
Reconciliation of total reported revenue to total combined revenue

	Three months ended
	March 31,
(dollars in thousands)	2026	2025
Revenue from wholly-owned entities per financial statements	$319,219	$340,833
Share of revenue from investments in affiliates and joint ventures	103,177	136,237
IMC economic benefit - revenue	64,683	—
Elimination of joint venture subcontract revenue	(64,556)	(85,566)
Total combined revenue(i)	$422,523	$391,504
(i)See "Non-GAAP Financial Measures".
Reconciliation of reported gross profit to combined gross profit

	Three months ended
	March 31,
(dollars in thousands)	2026	2025
Gross profit from wholly-owned entities per financial statements	$42,813	$37,891
Share of gross profit from investments in affiliates and joint ventures	4,874	9,372
IMC economic benefit - gross profit	9,993	—
Combined gross profit(i)(ii)	$57,680	$47,263
Combined gross profit margin(i)(ii)	13.7%	12.1%

(i)See "Non-GAAP Financial Measures".
(ii)Certain prior period costs within the Fargo joint venture have been reclassified from non-operating to operating to better align with NACG classifications. This reclassification has no impact on revenue, income before taxes, or net income.

Management's Discussion and Analysis March 31, 2026	M-7	North American Construction Group Ltd.

Reconciliation of net income to adjusted net earnings, adjusted EBIT, and adjusted EBITDA

	Three months ended
	March 31,
(dollars in thousands)	2026	2025
Net income	$5,554	$6,163
Adjustments:
Stock-based compensation expense (benefit)	2,638	(3,408)
Loss on disposal of property, plant and equipment	(70)	(974)
Unrealized foreign exchange (gain) loss	(805)	—
Change in FV of contingent obligations - estimate adjustments	(4,254)	(1,317)
Loss on derivative financial instruments	825	6,912
Equity investment loss on derivative financial instruments	458	1,019
IMC economic benefit - net income	2,204	—
Acquisition costs	1,334	—
Canadian organizational realignment costs	2,679	—
Depreciation expense relating to early component failures	—	4,274
Post-acquisition asset relocation and integration costs	—	1,640
Tax effect of the above items	(317)	208
Adjusted net earnings(i)	10,246	14,517
Adjustments:
Tax effect of the above items	317	(208)
Income tax expense	4,243	4,244
Equity Investment EBIT(i)	3,173	3,310
Equity earnings in affiliates and joint ventures	(2,776)	(3,283)
Change in FV of contingent obligations - interest accretion	1,603	4,347
IMC economic benefit - interest and tax expense	1,649	—
Interest expense, net	16,690	13,516
Adjusted EBIT(i)	35,145	36,443
Adjustments:
Depreciation	56,009	60,714
Amortization of intangible assets	559	601
Equity investment depreciation and amortization	3,393	6,448
IMC economic benefit - depreciation and amortization	4,366	—
Depreciation expense relating to early component failures	—	(4,274)
Adjusted EBITDA(i)	$99,472	$99,932
Adjusted EBITDA margin(i)(ii)	23.5%	25.5%
(i)See "Non-GAAP Financial Measures".
(ii)Adjusted EBITDA margin is calculated using adjusted EBITDA over total combined revenue.
Reconciliation of equity earnings in affiliates and joint ventures to equity investment EBIT

	Three months ended
	March 31,
	2026	2025
Equity earnings in affiliates and joint ventures	$2,776	$3,283
Adjustments:
Loss on disposal of property, plant and equipment	41	2
Income tax (benefit) expense	(79)	54
Interest expense (income), net	435	(29)
Equity investment EBIT(i)	$3,173	$3,310
(i)See "Non-GAAP Financial Measures".

Management's Discussion and Analysis March 31, 2026	M-8	North American Construction Group Ltd.

Analysis of three months ended March 31, 2026 results
Revenue
A breakdown of revenue by reportable segment is as follows:

	Three months ended
	March 31,
	2026	2025
Heavy Equipment - Australia	$185,240	$157,738
Heavy Equipment - Canada	131,607	178,100
Other	2,759	8,062
Eliminations	(387)	(3,067)
	$319,219	$340,833
A breakdown of revenue by source is as follows:

	Three months ended
	March 31,
	2026	2025
Operations support services	$294,484	$314,260
Construction services	20,775	15,624
Equipment and component sales	3,960	10,949
	$319,219	$340,833
For the three months ended March 31, 2026, revenue was $319.2 million, down from $340.8 million in the same period last year, driven by lower equipment utilization of 64.8%. The revenue generated by our Heavy Equipment - Australia segment of $185.2 million represents a $27.5 million increase over 2025 Q1. The increase was primarily driven by strong execution on existing projects, which benefited from growth asset investments made in the prior year. The quarter-over-quarter decrease in Heavy Equipment – Canada revenue was primarily due to the 2025 Q4 sale of 797 haul trucks as part of our fleet optimization strategy, which affected both revenue mix and operating capacity. This, combined with reduced activity at the Syncrude mines and smaller rental scopes at the Millennium and Fort Hills sites, more than offset the revenue gains achieved in Australia. While increased winter project activity and the ongoing ramp-up of the stream diversion project at Kearl provided some positive impact, these factors were not sufficient to offset the overall decline in Canadian operations.
Gross profit and cost of sales
A breakdown of gross profit and gross profit margin by reportable segment is as follows:

	Three months ended
	March 31,
	2026		2025
Heavy Equipment - Australia	$30,921	16.7%	$25,460	16.1%
Heavy Equipment - Canada	12,555	9.5%	9,761	5.5%
Other	798	28.9%	1,181	14.6%
Eliminations	(1,461)		1,489
	$42,813	13.4%	$37,891	11.1%

Management's Discussion and Analysis March 31, 2026	M-9	North American Construction Group Ltd.

A breakdown of cost of sales is as follows:

	Three months ended
	March 31,
	2026	2025
Salaries, wages and benefits	$102,541	$93,253
Repair parts and consumable supplies	52,305	69,244
Subcontractor services	43,237	49,791
Equipment and component sales	10,232	15,592
Third-party equipment rentals	7,507	6,870
Fuel	1,454	2,645
Other	3,121	4,833
	$220,397	$242,228
For the three months ended March 31, 2026, gross profit was $42.8 million, representing a 13.4% gross profit margin, an increase from $37.9 million and an 11.1% margin in the same period last year, despite lower overall revenue. This improvement reflects the positive impact of our ongoing cost reduction initiatives and operational efficiency efforts across both segments. In Australia, gross profit margin rose to 16.7% from 16.1%, supported by disciplined project execution and less reliance on subcontract labour. In Canada, gross profit margin improved significantly to 9.5% from 5.5% in the prior year, driven by lower equipment repair costs and the positive impact of recent fleet optimization and right-sizing initiatives, including the strategic divestiture of 797 haul trucks in 2025 Q4. The prior year’s margin was negatively impacted by unusually cold weather, which resulted in higher idle time, increased operating costs, and abnormally high component failures. The current year’s improvement demonstrates our ability to drive profitability through focused cost management and operational efficiencies, even in a lower revenue environment.
Depreciation
A breakdown of depreciation by reportable segment is as follows:

	Three months ended
	March 31,
	2026	2025
Heavy Equipment - Australia	$23,798	$19,593
Heavy Equipment - Canada	30,750	42,721
Eliminations	1,461	(1,600)
	$56,009	$60,714
For the three months ended March 31, 2026, depreciation was $56.0 million, or 17.5% of revenue, down from $60.7 million, or 17.8% of revenue, in the same period last year. In the Heavy Equipment – Australia segment, depreciation as a percentage of revenue increased to 12.8% from 12.4% in the prior year, reflecting the impact of a larger fleet following recent growth investments. Conversely, in the Heavy Equipment – Canada segment, depreciation as a percentage of revenue decreased from 24.0% in 2025 Q1 to 23.4% in 2026 Q1. This improvement was primarily due to the absence of the $4.3 million in write-downs for early component failures that were recorded in the first quarter of the prior year. Overall, these trends highlight the evolving composition of our asset base and the positive effects of recent fleet optimization and maintenance initiatives.
Operating income
For the three months ended March 31, 2026, operating income was $21.9 million, down $8.7 million from $30.6 million in the same period last year. General and administrative ("G&A") expenses, excluding stock-based compensation expense, totaled $17.8 million, compared to $11.1 million, or 3.3% of revenue, in the prior year. The increase in G&A expenses was primarily driven by $4.0 million in acquisition-related and organizational realignment costs incurred during the quarter, which are excluded from our adjusted net earnings, EBIT, and EBITDA metrics. After normalizing for these one-time items, G&A expenses would have been 4.3% of revenue for the quarter. The year-over-year increase in normalized G&A as a percentage of revenue reflects our continued investment in strengthening our executive team, supporting asset optimization and infrastructure initiatives, and scaling the MacKellar back office to effectively support increased business activity.

Management's Discussion and Analysis March 31, 2026	M-10	North American Construction Group Ltd.

Non-operating income and expense

	Three months ended
	March 31,
(dollars in thousands)	2026	2025
Total interest expense	$16,690	$13,516
Equity earnings in affiliates and joint ventures	(2,776)	(3,283)
Change in fair value of contingent obligations	(2,651)	3,030
Loss on derivative financial instruments	825	6,912
Income tax expense	4,243	4,244
Interest expense

	Three months ended
	March 31,
(dollars in thousands)	2026	2025
Senior unsecured notes	$6,688	$—
Equipment financing	4,600	4,201
Credit Facility	3,305	6,793
Convertible debentures	674	1,289
Mortgage	226	233
Other interest expense	478	418
Cash interest expense	$15,971	$12,934
Amortization of debt premium on senior secured notes	(167)	—
Amortization of deferred financing costs	886	582
Total interest expense	$16,690	$13,516
For the three months ended March 31, 2026, total interest expense was $16.7 million, up from $13.5 million in the same period last year. The year-over-year increase was primarily driven by the issuance of senior unsecured notes, which contributed $6.7 million in interest expense during the quarter. This increase was partially offset by a reduction in interest expense on the Credit Facility, which decreased to $3.3 million from $6.8 million in the prior year, reflecting lower average outstanding balances.
Interest expense related to equipment financing rose modestly to $4.6 million from $4.2 million, consistent with ongoing investment in our fleet. Interest on convertible debentures was $0.7 million, compared to $1.3 million in the same period last year. The prior year’s expense included interest on both the 5.00% and 5.50% convertible debentures, with the 5.50% debentures being redeemed during 2025 Q1. Other interest components, including mortgage and miscellaneous interest, remained relatively stable.
Cash interest expense, which excludes non-cash amortization of deferred financing costs and debt premiums, totaled $16.0 million for the quarter, resulting in an average cost of debt of 6.8%, compared to 6.2% in the prior year. The increase in average cost of debt reflects the higher coupon rate associated with the senior unsecured notes, partially offset by the lower cost of the Credit Facility.
Overall, the shift in the composition of our debt portfolio, specifically, the addition of senior unsecured notes and the reduction in Credit Facility borrowings, was the primary driver of the increase in total interest expense and average cost of debt for the period.

Management's Discussion and Analysis March 31, 2026	M-11	North American Construction Group Ltd.

Equity earnings in affiliates and joint ventures

Three months ended March 31, 2026	Fargo	MNALP	Nuna	Other entities	Total
Revenue	$26,359	$67,101	$7,377	$2,340	$103,177
Gross profit	1,734	2,191	766	183	4,874
(Loss) income before taxes	(485)	3,525	(464)	123	2,699
Net (loss) income	(485)	3,525	(358)	94	2,776

Three months ended March 31, 2025	Fargo(i)	MNALP	Nuna	Other entities	Total
Revenue	$29,253	$93,853	$12,624	$507	$136,237
Gross profit	5,097	2,249	1,551	475	9,372
Income (loss) before taxes	1,431	1,478	(1)	343	3,251
Net income (loss)	1,431	1,478	(12)	386	3,283

(i)Certain prior period costs within the Fargo joint venture have been reclassified from non-operating to operating to better align with NACG classifications. This reclassification has no impact on revenue, income before taxes, or net income.
Equity earnings in affiliates and joint ventures three months ended March 31, 2026, totaled $2.8 million, a decrease from $3.3 million in the same period last year. The year-over-year decline was primarily driven by lower project margins at Fargo, which recorded a loss this quarter due to an embedded derivative, following margin forecast adjustments made in 2025. Additionally, Nuna reported a loss in the current quarter, largely attributable to elevated maintenance costs. These negative impacts were partially offset by higher earnings from the MNALP joint venture, which saw increased activity compared to the prior year. Overall, while total revenue and gross profit from joint ventures were lower than 2025 Q1, the performance of MNALP helped offset some of the negative impact from Fargo and Nuna.
Change in fair value of contingent obligations

	Three months ended
	March 31,
(dollars in thousands)	2026	2025
Change in FV of contingent obligation - estimate adjustments	$(4,254)	$(1,317)
Increase in FV of contingent obligation - interest accretion	1,603	4,347
Change in fair value of contingent obligations	$(2,651)	$3,030
For the three months ended March 31, 2026, the change in fair value of contingent obligations resulted in a net benefit of $2.7 million, compared to an expense of $3.0 million in the same period last year. These contingent obligations relate to acquisition-related liabilities from the MacKellar Group acquisition completed on October 1, 2023, and are remeasured each period based on updated forecasts, actual performance, changes in discount rates, and interest accretion.
During both Q1 periods, downward estimate adjustments were made to reflect revised expectations for future performance, which reduced the fair value of the obligation. These estimate-driven changes are non-cash and non-recurring, and are therefore excluded from our adjusted net earnings metrics. In the current quarter, estimate adjustments contributed a $4.3 million reduction, while interest accretion increased the obligation by $1.6 million. The lower interest accretion expense compared to the prior year ($1.6 million versus $4.3 million) is primarily due to a declining obligation balance and lower discount rates.
It is important to note that while estimate adjustments are excluded from adjusted net earnings, interest accretion is included, as it represents the ongoing financing cost associated with the vendor-provided consideration. Overall, the net benefit in the current quarter reflects both improved performance forecasts and the impact of a lower obligation balance.
Loss on derivative financial instruments
On May 29, 2024, we entered into a swap agreement with a financial institution to manage risk associated with our stock-based compensation arrangements. Under this agreement, as of March 31, 2026, we have exposure to 583,725 common shares at a par value of $26.73 per share, and an additional 250,000 shares at a par value of $25.10 per share. During the three months ended March 31, 2026, we recognized an unrealized loss of $0.8 million on this swap, reflecting the difference between the par value of the shares and their expected market price at contract maturity.

Management's Discussion and Analysis March 31, 2026	M-12	North American Construction Group Ltd.

As of March 31, 2026, the TSX closing price for our common shares was $18.77, down from $19.76 at December 31, 2025. This decline resulted in an increase in the fair value liability associated with the swap, which was recorded at $6.2 million under other long-term obligations on the Consolidated Balance Sheets, compared to $5.4 million at year-end. The swap agreement has not been designated as a hedge for accounting purposes; therefore, all changes in its fair value are recognized directly in the Consolidated Statements of Operations and Comprehensive Income.
For comparative purposes, during the three months ended March 31, 2025, we recognized an unrealized loss of $6.9 million on the same swap agreement. At that time, the TSX closing price was $22.69, resulting in a fair value liability of $3.0 million as at March 31, 2025.
Income tax expense

	Three months ended
	March 31,
(dollars in thousands)	2026	2025
Current income tax expense	$2,389	$1,777
Deferred income tax expense	1,854	2,467
Income tax expense	$4,243	$4,244
Our effective tax rate was 43% and 41% for the three months ended March 31, 2026 and 2025, respectively. Our effective tax rate in the current year reflects the mix of taxable earnings and losses across jurisdictions with differing tax rates, combined with withholdings taxes and permanent differences on our stock-based compensation expenses.
Net income and comprehensive income
For the three months ended March 31, 2026, we recorded $5.6 million and $30.3 million of net income and comprehensive income, respectively, compared to $6.2 million and $6.6 million net income and comprehensive income, respectively, recorded for the same period last year. Comprehensive income consists of net income and other comprehensive income (“OCI”), which captures items not recognized in net income. Our OCI primarily reflects changes in unrealized foreign currency translation gains and losses. For the three months ended March 31, 2026, we recorded an unrealized foreign currency translation gain of $24.7 million, compared to $0.5 million in the prior year. This significant increase was driven by a 0.05 change in the average exchange rate between the Australian and Canadian dollars during the current quarter. Our basic net income per share and diluted net income per share for the current period was $0.20 and $0.19, respectively, compared to basic net income per share and diluted net income per share of $0.22 and $0.21, respectively, for the same period last year.
Adjusted net earnings
Adjusted net earnings for the quarter was $10.2 million, down from earnings of $14.5 million in the prior year. Adjusted EPS for the quarter was $0.37, compared to $0.52 in the prior year. The decline in adjusted net earnings in 2026 Q1 compared to 2025 Q1 is primarily driven by increased interest expense, reduced adjusted contributions from our equity investees, and higher general and administrative costs. These impacts were partially mitigated by improved gross profit contributions from our Canadian and Australian segments, along with the recognition of IMC economic benefit in the current quarter.
During the three months ended March 31, 2026, we excluded two significant items from adjusted net earnings as they are considered infrequent and not reflective of ongoing operations. We recorded costs related to the acquisition of IMC totaling $1.3 million and we expect these costs to continue into 2026 Q2. We incurred organizational realignment costs that started in 2025 Q4 and wrapped up in 2026 Q1, including $2.7 million of workforce reduction and severance costs and certain facility closure and leadership transition costs, as part of a targeted right-sizing of our Canadian operations in response to lower activity levels.

Management's Discussion and Analysis March 31, 2026	M-13	North American Construction Group Ltd.

Reconciliation of basic net income per share to adjusted EPS

	Three months ended
	March 31,
(dollars in thousands)	2026	2025
Net income	$5,554	$6,163

Adjusted net earnings	$10,246	$14,517

Weighted-average number of common shares	27,629,059	27,859,886
Weighted-average number of diluted shares	28,504,380	28,863,668

Basic net income per share	$0.20	$0.22
Diluted net income per share	$0.19	$0.21
Adjusted EPS(i)	$0.37	$0.52
(i)See "Non-GAAP Financial Measures".
The table below summarizes our consolidated results for the preceding eight quarters:

(dollars in millions, except per share amounts)	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024
Revenue	$319.2	$305.6	$317.2	$320.6	$340.8	$305.6	$286.9	$276.3
Gross profit	42.8	38.8	49.7	35.8	37.9	40.2	65.9	50.4
Adjusted EBITDA(i)	99.5	77.6	99.0	80.1	99.9	107.3	112.7	91.1
Net income	5.6	0.1	28.4	9.7	6.6	3.5	15.6	15.8
Basic income per share(ii)	$0.20	$0.00	$0.59	$0.35	$0.22	$0.13	$0.54	$0.54
Diluted income per share(ii)	$0.19	$0.00	$0.56	$0.33	$0.21	$0.13	$0.48	$0.48
Adjusted EPS(i)(ii)	$0.37	$(0.14)	$0.67	$0.02	$0.52	$0.95	$1.19	$0.80

Cash dividend per share (iii)	$0.12	$0.12	$0.12	$0.12	$0.12	$0.12	$0.10	$0.10
(i)See "Non-GAAP Financial Measures".
(ii)Per share amounts for each quarter have been computed based on the weighted-average number of shares issued and outstanding during the respective quarter. Therefore, quarterly amounts are not additive and may not add to the associated annual or year-to-date totals.
(iii)The timing of payment of the cash dividend per share may differ from the dividend declaration date.
For a full discussion of the factors that can generally contribute to the variations in our quarterly financial results please see "Financial Highlights" in our annual MD&A for the year ended December 31, 2025.
With the acquisition of IMC in Western Australia, the Company’s exposure to regional seasonality is expected to decrease modestly, as IMC’s operations are less impacted by weather disruptions than those in Queensland. IMC’s results for the period ended March 31, 2026, are not included in the consolidated financial statements, as the acquisition closed after quarter end.

Management's Discussion and Analysis March 31, 2026	M-14	North American Construction Group Ltd.

LIQUIDITY AND CAPITAL RESOURCES
Summary of consolidated financial position

(dollars in thousands)	March 31, 2026	December 31, 2025	Change
Cash	$121,129	$100,128	$21,001
Working capital assets
Accounts receivable	$161,804	$148,928	$12,876
Contract assets	20,176	30,472	(10,296)
Inventories	74,573	75,660	(1,087)
Prepaid expenses and deposits	6,322	6,925	(603)
Working capital liabilities
Accounts payable	(103,386)	(102,054)	(1,332)
Accrued liabilities	(92,862)	(89,308)	(3,554)
Contract liabilities	(15,110)	(22,848)	7,738
Total net working capital (excluding cash and current portion of long-term debt)(i)	$51,517	$47,775	$3,742

Property, plant and equipment	$1,384,014	$1,358,852	$25,162
Total assets	1,876,877	1,819,753	57,124

Credit Facility(ii)	$242,811	$174,156	$68,655
Equipment financing(ii)	334,230	309,238	24,992
Mortgage(ii)	26,523	26,742	(219)
Senior-secured debt(i)	603,564	510,136	93,428
Senior unsecured notes	350,000	350,000	—
Contingent obligations(ii)	63,872	63,453	419
Convertible debentures(ii)	—	55,000	(55,000)
Cash	(121,129)	(100,128)	(21,001)
Net debt(i)	896,307	878,461	17,846
Total shareholders' equity	473,969	456,621	17,348
Invested capital(i)	$1,370,276	$1,335,082	$35,194
(i)See "Non-GAAP Financial Measures".
(ii)Includes current portion.
As at March 31, 2026, we had $121.1 million in cash and $265.2 million unused borrowing availability on the Credit Facility for a total liquidity of $386.3 million (defined as cash plus available and unused Credit Facility borrowings). As at December 31, 2025, we had $100.1 million in cash and $322.3 million of unused borrowing availability on the Credit Facility for total liquidity of $422.4 million. Total net working capital (excluding cash and current portion of long-term debt) was $51.5 million at March 31, 2026 ($47.8 million at December 31, 2025).
Our liquidity is complemented by available borrowings through our equipment leasing partners. As at March 31, 2026, our total available capital liquidity was $460.8 million (defined as total liquidity plus unused finance lease and other borrowing availability under our Credit Facility). As at December 31, 2025, our total capital liquidity was $475.5 million. Borrowing availability under equipment financing considers the current and long-term portion of finance lease obligations and financing obligations, including specific finance lease obligations for the joint ventures that we guarantee. There are no restrictions within the terms of our Credit Facility relating to the use of operating leases.

Management's Discussion and Analysis March 31, 2026	M-15	North American Construction Group Ltd.

(dollars in thousands)	March 31, 2026	December 31, 2025
Cash	$121,129	$100,128
Credit Facility borrowing limit	540,050	528,900
Credit Facility drawn	(242,811)	(174,156)
Letters of credit outstanding	(32,087)	(32,470)
Cash liquidity(i)	$386,281	$422,402
Equipment financing borrowing limit	400,000	400,000
Other debt borrowing limit	20,000	20,000
Equipment financing drawn	(334,230)	(309,238)
Guarantees provided to joint ventures	(11,250)	(57,650)
Total capital liquidity(i)	$460,801	$475,514
(i)See "Non-GAAP Financial Measures".
As at March 31, 2026, we had $2.4 million in trade receivables that were more than 30 days past due compared to $2.7 million as at December 31, 2025. As at March 31, 2026, and December 31, 2025, we did not have an allowance for credit losses related to our trade receivables as we believe that there is minimal risk in the collection of our trade receivables. We continue to monitor the creditworthiness of our customers. As at March 31, 2026, holdbacks totaled $4.5 million, up from $3.2 million as at December 31, 2025.
Reconciliation of capital additions

	Three months ended
	March 31,
(dollars in thousands)	2026	2025
Purchase of PPE	$48,676	$93,073
Additions to intangibles	572	713
Gross capital expenditures	$49,248	$93,786
Proceeds from sale of PPE	(2,399)	(2,070)
Capital expenditures, net(i)	$46,849	$91,716
Finance lease additions	—	26,203
Capital additions(i)	$46,849	$117,919
(i)See "Non-GAAP Financial Measures".

	Three months ended
	March 31,
(dollars in thousands)	2026	2025
Sustaining	$33,924	$77,257
Growth	12,925	14,459
Capital expenditures, net(i)	$46,849	$91,716
Sustaining	$—	$12,596
Growth	—	13,607
Finance lease additions	$—	$26,203
Sustaining	$33,924	$89,853
Growth	12,925	28,066
Capital additions(i)	$46,849	$117,919
(i)See "Non-GAAP Financial Measures".
A breakdown of capital additions by reportable segment is as follows:

Three months ended March 31, 2026	Heavy Equipment - Australia	Heavy Equipment - Canada	Total
Sustaining	$23,494	$10,430	$33,924
Growth	12,925	—	12,925
Capital additions(i)	$36,419	$10,430	$46,849

Management's Discussion and Analysis March 31, 2026	M-16	North American Construction Group Ltd.

Three months ended March 31, 2025	Heavy Equipment - Australia	Heavy Equipment - Canada	Total
Sustaining	$38,272	$51,581	$89,853
Growth	14,376	13,690	28,066
Capital additions(i)	$52,648	$65,271	$117,919

(i)See "Non-GAAP Financial Measures".
Capital additions for the three months ended March 31, 2026, were $46.8 million ($117.9 million in 2025 Q1). This decrease was driven by reduced routine maintenance spending in both segments, with the Canadian segment seeing a notable decline following the strategic divestiture of 797 haul trucks as part of our fleet right-sizing initiatives in 2025 Q4. Additionally, both the Heavy Equipment – Australia and Heavy Equipment – Canada segments reported lower growth capital expenditures for the quarter.
We finance a portion of our heavy construction fleet through finance leases and we continue to lease our motor vehicle fleet through our finance lease facilities. Our sustaining capital additions financed through finance leases during the three months ended March 31, 2026, was $nil ($12.6 million in the prior year). Our equipment fleet is currently split among owned (83%), finance leased (15%) and rented equipment (2%).
Summary of capital additions in affiliates and joint ventures
Not included in the reconciliation of capital additions above are capital additions made by our affiliates and joint ventures. The table below reflects our share of such net capital additions (disposals).

	Three months ended
	March 31,
(dollars in thousands)	2026	2025
Fargo	$1,849	$(39)
MNALP	(149)	3,808
Nuna	126	159
Other	—	8
Share of affiliate and joint venture capital additions(i)	$1,826	$3,936
(i)See "Non-GAAP Financial Measures".
Capital additions within the joint ventures in both years are considered to be sustaining in nature. MNALP capital largely relates to routine capital maintenance of the existing fleet.
For a complete discussion on our capital expenditures, please see "Liquidity and Capital Resources - Capital Resources" in our most recent annual MD&A for the year ended December 31, 2025.
Summary of consolidated cash flows

	Three months ended
	March 31,
(dollars in thousands)	2026	2025
Cash provided by operating activities	$29,805	$51,418
Cash used in investing activities	(46,169)	(93,781)
Cash provided by financing activities	30,267	43,804
Net increase in cash	$13,903	$1,441
Operating activities

	Three months ended
	March 31,
(dollars in thousands)	2026	2025
Cash provided by operating activities prior to change in working capital(i)	$63,335	$75,931
Net changes in non-cash working capital	(33,530)	(24,513)
Cash provided by operating activities	$29,805	$51,418
(i)See "Non-GAAP Financial Measures".

Management's Discussion and Analysis March 31, 2026	M-17	North American Construction Group Ltd.

For the three months ended March 31, 2026, operating cash flow was $29.8 million, down from $51.4 million in the same quarter of 2025. The decline was mainly due to a large unfavourable swing in non-cash working capital and a negative change in the fair value of contingent obligations.
Cash provided by (used in) the net change in non-cash working capital specific to operating activities are summarized in the table below:

	Three months ended
	March 31,
	2026	2025
Operating activities:
Accounts receivable	$(13,553)	$(20,009)
Contract assets	(5,738)	(15,539)
Inventories	1,901	(4,847)
Prepaid expenses and deposits	759	1,145
Accounts payable	(1,247)	27,444
Accrued liabilities	(4,965)	(17,660)
Contract liabilities	(10,687)	4,953
	$(33,530)	$(24,513)
Investing activities
Cash used in investing activities for the three months ended March 31, 2026, was $46.2 million, compared to $93.8 million for the three months ended March 31, 2025. Current period investing activities largely relate to $48.7 million for the purchase of property, plant and equipment, offset by net collections of loans to affiliates and joint ventures of $0.7 million, and $2.4 million cash received on the disposal of property, plant and equipment. Prior year investing activities included $93.1 million for the purchase of property, plant and equipment and $2.1 million of net advances of loans to affiliates and joint ventures, partially offset by $2.1 million cash received on the disposal of property, plant and equipment.
Financing activities
Cash provided by financing activities during the three months ended March 31, 2026, was $30.3 million, which included $144.7 million of proceeds from long-term debt, partially offset by $55.0 million of cash settlement of convertible debentures, $44.2 million of long-term debt repayments, $3.3 million for the dividend payment, and $11.8 million for the share purchase program. Cash provided by financing activities during the three months ended March 31, 2025, was $43.8 million which included $97.2 million of proceeds from long-term debt, partially offset by $45.5 million of long-term debt repayments, $3.0 million for the dividend payment, $2.5 million for the share purchase program, and $1.4 million for the settlement of convertible debentures.
Free cash flow

	Three months ended
	March 31,
(dollars in thousands)	2026	2025
Consolidated Statements of Cash Flows
Cash provided by operating activities	$29,805	$51,418
Cash used in investing activities	(46,169)	(93,781)
Effect of exchange rate on changes in cash	7,098	(1,075)
Add back of growth and non-cash items included in the above figures:
Growth capital additions(i)	12,925	28,066
Capital additions financed by leases(i)	—	(26,203)
Free cash flow(i)	$3,659	$(41,575)
(i)See "Non-GAAP Financial Measures".
Free cash flow was $3.7 million in the quarter primarily due to the consumption of $33.5 million by our working capital accounts. The working capital draw on cash is directionally consistent to 2025 Q1 and is comparable with past seasonal impacts of our annual business cycle. Adjusted EBITDA generated $99.5 million and when factoring in sustaining capital additions ($33.9 million), settlement of convertible debentures ($55.0 million) and cash interest paid ($16.0 million), $9.1 million of cash was generated by the overall business in the quarter.

Management's Discussion and Analysis March 31, 2026	M-18	North American Construction Group Ltd.

Contractual obligations
Our principal contractual obligations relate to our long-term debt, finance and operating leases, and supplier contracts. The following table summarizes our future contractual obligations as of March 31, 2026, excluding interest where interest is not defined in the contract (operating leases and supplier contracts). The future interest payments were calculated using the applicable interest rates and balances as at March 31, 2026, and may differ from actual results.

	Payments due by fiscal year
(dollars in thousands)	Total	2026	2027	2028	2029	2030 and thereafter
Senior unsecured notes	$460,761	$20,344	$27,125	$27,125	$27,125	$359,042
Credit Facility	272,762	10,823	14,366	247,573	—	—
Equipment financing	373,817	85,505	108,640	80,365	61,783	37,524
Contingent obligations	68,087	40,857	27,230	—	—	—
Mortgage	37,010	1,337	1,783	1,783	1,783	30,324
Operating leases(i)	12,948	1,200	1,596	1,477	1,326	7,349
Non-lease components of lease commitments(ii)	57	5	6	6	6	34
Supplier contracts	3,903	3,903	—	—	—	—
Contractual obligations	$1,229,345	$163,974	$180,746	$358,329	$92,023	$434,273
(i)Operating leases are net of receivables on subleases of $119 (2026 - $119).
(ii)Non-lease components of lease commitments are net of receivables on subleases of $3 (2026 - $3). These commitments include common area maintenance, management fees, property taxes, and parking related to operating leases.
Contractual obligations of $1,229.3 million as at March 31, 2026, increased from $1,194.5 million as at December 31, 2025, primarily related to increases of $75.8 million on the Credit Facility, $33.3 million in equipment financing, offset by a decrease of $55.7 million upon final settlement of the convertible debentures. We have no off-balance sheet arrangements.
Credit Facility
On May 1, 2025, we entered into an Amended and Restated Credit Agreement (the “Credit Facility”) with a syndicate of banks. The facility matures on May 1, 2028, with an option for annual extensions, subject to certain conditions. The Credit Facility consists solely of a revolving facility, comprising a Canadian dollar tranche of $300.0 million and an Australian dollar tranche of $250.0 million AUD, for a total lending capacity of $540.1 million based on the exchange rate as of March 31, 2026. As of March 31, 2026, borrowings under the Credit Facility totaled $190.0 million in the Canadian dollar tranche and $55.0 million AUD in the Australian dollar tranche, amounting to $242.8 million in total borrowings using the exchange rate in effect as at March 31, 2026. Additionally, $32.1 million in letters of credit were issued. Borrowing availability at March 31, 2026 was $265.2 million.
The Credit Facility permits:
•Senior Unsecured Notes up to $400.0 million,
•Equipment financing up to $400.0 million (including guarantees to certain joint ventures),
•Other borrowings up to $20.0 million,
•An accordion feature of $50.0 million.
Key financial covenants include:
•Senior Debt to Bank EBITDA Ratio ≤ 3.0:1,
•Total Debt to Bank EBITDA Ratio ≤ 4.0:1,
•Interest Coverage Ratio > 3.0:1.
Covenants are tested quarterly on a trailing four-quarter basis. As of March 31, 2026, we were in compliance with all covenants and expect to remain compliant over the next twelve months.
We serve as guarantor for amounts drawn under revolving equipment lease credit facilities with a combined capacity of $115.0 million, available to MNALP, an affiliate. These facilities enable MNALP to access funding through lease agreements or equipment finance contracts, supported by appropriate documentation. As the primary operator of MNALP’s equipment under a subcontractor agreement, we provide this guarantee to cover any potential shortfall in the event of insolvency, with the underlying equipment pledged as collateral. As at March 31, 2026, our

Management's Discussion and Analysis March 31, 2026	M-19	North American Construction Group Ltd.

outstanding guarantees on these facilities totaled $11.3 million. There have been no instances or indications of non-payment by MNALP, and accordingly, no liability has been recognized in our financial statements.
On April 7, 2026, we entered into a further amended and restated senior secured credit facility, extending the maturity date to April 7, 2029. Key amendments include:
•Increasing equipment financing availability to the greater of $500.0 million or trailing twelve months Bank EBITDA (previously $400.0 million),
•Raising the limit on Senior Unsecured Notes to the greater of $500.0 million or trailing twelve months Bank EBITDA (previously $400.0 million),
•Expanding the accordion feature to $100.0 million (from $50.0 million).
All other material terms and features of the credit facility, including the structure of the Canadian and Australian dollar tranches, permitted borrowing limits for other debt, financial covenant requirements, security, and reporting obligations, remain unchanged from the previous agreement.
Senior Unsecured Notes
On May 1, 2025, we completed a private placement of $225.0 million aggregate principal amount of senior unsecured notes due May 1, 2030. On October 22, 2025, we completed an additional private placement of $125.0 million aggregate principal amount as part of the same series as the initial notes, bringing the total outstanding balance to $350.0 million (the “Notes”). The additional offering was issued at a premium of $3.8 million, included within Long-term debt and amortized straight-line through interest expense. The Notes accrue interest at the rate of 7.75% per annum, payable semi-annually in arrears on November 1 and May 1 each year, commencing on November 1, 2025.
The indenture governing the Notes (the “Indenture”) contains customary covenants that limit our ability, in certain respects and subject to certain qualifications and exceptions, to incur additional debt, issue preferred stock, make certain payments and investments, create liens, enter into transactions with affiliates, consolidate, merge, or transfer property and assets.
In the event of a change in control, we may be required to offer to repurchase Notes for a cash price equal to at least 101% of the aggregate principal amount of Notes outstanding, plus accrued and unpaid interest.
Prior to May 1, 2027, we may, upon notice to holders, redeem up to 40% of the principal amount of Notes outstanding by payment of a cash redemption price equal to 107.75% of the principal amount of Notes redeemed from the proceeds of an equity offering, or may redeem more than 40% of the principal amount of Notes outstanding by payment of certain higher premiums set out in more detail in the indenture. On or after May 1, 2027, we may redeem all or any part of the Notes, upon notice to the holders, by paying a cash redemption price equal to 103.875% of the principal amount for redemptions in 2027, 101.938% of the principal amount for redemptions in 2028 and 100% of the principal amount for redemptions in 2029 or later. Upon any redemption, we will also pay all accrued and unpaid interest up to the date of redemption.
The Notes are subordinate to the Credit Facility, equipment financing and building mortgage.
Outstanding share data
Common shares
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares. On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold voting common shares, classified as treasury shares on our Consolidated Balance Sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.
As at May 8, 2026, there were 27,983,962 voting common shares outstanding, which included 881,390 voting common shares held by the trust and classified as treasury shares on our Consolidated Balance Sheets (28,240,120 common shares, including 876,010 common shares classified as treasury shares at March 31, 2026).
For a more detailed discussion of our share data, see "Capital Structure and Securities - Capital Structure" in our most recent AIF.

Management's Discussion and Analysis March 31, 2026	M-20	North American Construction Group Ltd.

Convertible debentures
On March 31, 2026, the Company’s 5.00% convertible debentures, with an aggregate principal amount of $55,000, matured in accordance with their original terms. Prior to maturity, holders converted $25 of principal into 999 common shares. The remaining principal balance of $54,975, plus an additional $1,375 for accrued and unpaid interest up to but excluding the maturity date, was settled in cash, funded through the Company's existing Credit Facility. As a result, all obligations under these debentures were extinguished as of the maturity date. The settlement did not result in any gain or loss on extinguishment.
On January 29, 2025, we issued a notice of redemption to the holders of 5.50% convertible debentures at a redemption price equal to their principal amount, plus accrued and unpaid interest thereon up to, but excluding, the redemption date of February 28, 2025. Holders had the option to convert debentures into common shares of the Company prior to the redemption date at a price of $24.23 per share until the redemption date. Any unconverted debentures were redeemed for $1,008.86 per $1,000 principal, including accrued interest. Between January 29, 2025 and February 28, 2025, holders elected to convert $72.7 million of the outstanding principal amount into 3,002,231 common shares. We paid the remaining balance of $1.4 million in cash and delisted the debentures from the Toronto Stock Exchange. We also derecognized unamortized deferred financing costs of $1.9 million related to these debentures.
Swap Agreement
On May 29, 2024, we entered into a swap agreement with a financial institution to manage risk associated with our stock-based compensation arrangements. The agreement is structured to mitigate exposure to fluctuations in our share price and includes provisions for early termination. The swap is not designated as a hedge for accounting purposes; therefore, changes in its fair value are recognized in the Consolidated Statements of Operations and Comprehensive Income. Additional details regarding the financial impact and fair value measurement of the swap are discussed under Non-Operating Income and Expense section of this Management's Discussion and Analysis.
Share purchase program
On November 20, 2025, the Company commenced a normal course issuer bid ("NCIB") under which a maximum number of 2,729,056 common shares were authorized to be purchased. During the three months ended March 31, 2026, the Company purchased and subsequently cancelled 582,360 shares under this NCIB, which resulted in a decrease to common shares of $5.2 million, a decrease to additional paid-in capital of $4.9 million, and a decrease to retained earnings of $1.6 million. To support the NCIB, the Company entered into an automatic share purchase plan with a designated broker. This plan allows for the purchase of up to 2,729,056 common shares until the NCIB’s expiry on November 19, 2026.
Subsequent to the three months ended March 31, 2026, as of May 8, 2026, the Company purchased and subsequently cancelled 266,158 shares under this NCIB, which resulted in a decrease of common shares of $2.5 million and a decrease to retained earnings of $2.6 million.
During the three months ended March 31, 2025, the Company purchased and subsequently cancelled 105,000 shares under another NCIB which commenced on November 4, 2024, which resulted in a decrease to common shares of $0.9 million and a decrease to additional paid-in capital of $1.6 million. During the year ended December 31, 2025, the Company completed this NCIB on November 3, 2025, upon the purchase and cancellation of a total of 1,781,550 common shares, which resulted in a decrease to common shares of $15.7 million and a decrease to additional paid-in capital of $22.2 million.
Debt ratings
On April 24, 2025, our Company received a credit rating from S&P Global Ratings ("S&P") of "BB-" (stable) and from Morningstar DBRS ("Morningstar") of "BB (high)" (stable). On October 7, 2025 and April 23, 2026, respectively, S&P and Morningstar re-confirmed these ratings.

Management's Discussion and Analysis March 31, 2026	M-21	North American Construction Group Ltd.

Backlog
The following summarizes our non-GAAP reconciliation of backlog as at March 31, 2026, and the preceding quarter, as well as revenue generated from backlog for each quarter:

	March 31, 2026	December 31, 2025
Performance obligations per financial statements	$61,919	$105,049
Add: undefined committed volumes	2,810,046	2,707,860
Backlog(i)	$2,871,965	$2,812,909
Equity method investment backlog(i)	201,073	232,038
IMC backlog	840,195	—
Combined backlog(i)	$3,913,233	$3,044,947
(i)See "Non-GAAP Financial Measures".
During the three months ended March 31, 2026, backlog increased by $59.1 million, and combined backlog increased by $868.3 million on a net basis compared to December 31, 2025. The increase primarily reflects new contract awards and scope expansions, partially offset by revenue recognized on existing contracts.
Revenue recognized from backlog during the three months ended March 31, 2026, was $565.3 million. We estimate that approximately $740.5 million of the backlog reported above will be performed over the remainder of 2026, resulting in a combined total of $1,305.8 million expected to be realized in the current fiscal year. For the year ended December 31, 2025, revenue recognized from backlog was $1,102.9 million.
Related parties
Accounts payable due to joint ventures and affiliates do not bear interest, are unsecured and without fixed terms of repayment. Accounts receivable from certain joint ventures and affiliates bear interest at various rates, and all other accounts receivable amounts are non-interest bearing. The following table provides the material aggregate outstanding balances with affiliates and joint ventures.

	March 31, 2026	December 31, 2025
Accounts receivable	$63,372	$66,899
Contract assets	4,047	5,668
Other assets	2,554	475
Accounts payable	2,862	4,187
Accrued liabilities	23,272	16,011
We enter into transactions with a number of our joint ventures and affiliates that involve providing services primarily consisting of subcontractor services, management fees, equipment rental revenue, and sales of equipment and components. These transactions were conducted in the normal course of operations, which were established and agreed to as consideration by the related parties. The vast majority of services provided in the oil sands region are being completed through MNALP. This joint venture performs the role of contractor and sub-contracts work to us. For the three months ended March 31, 2026, and 2025, revenue earned from these services was $128.1 million and $169.8 million, respectively. The accounts receivable, contract assets, accounts payable, and contract liabilities balances above are primarily from these services with MNALP. Other assets and accrued liabilities relate to loans to and from affiliates, primarily for working capital requirements and advances against future dividends from MNALP and Nuna, including accumulated interest on the loans outstanding.

Management's Discussion and Analysis March 31, 2026	M-22	North American Construction Group Ltd.

OUTLOOK
Our operational priorities for 2026 are:
•Safety - safety-first mentality across all global operations - ensuring EVERYONE GETS HOME SAFE;
•Australian workforce mix - optimize heavy equipment maintenance workforce mix in Australia, following the improvements implemented in the second half of 2025;
•Cost reduction - following two years of major growth in Queensland, review and reduce discretionary operating costs while fully maintaining customer requirements;
•Integration - with the Iron Mine Contracting transaction complete, continued commissioning of the expanded fleet in Western Australia to support growth and operational scale;
•Civil execution - deliver the successful completion of the Fargo-Moorhead flood diversion project, reinforcing our large-scale civil execution capabilities; and
•Mechanical availability - continue to improve mechanical availability and reliability of a right-sized heavy equipment fleet in the oil sands region.
Our growth drivers for 2026 and beyond are the strategic building blocks of our success:
•Scaling into a Tier 1 Contractor in Australia - provides ability to secure larger scopes in the much sought-after mining regions of Western Australia and Queensland;
•Securing infrastructure awards across North America - targeting nation-building projects in Canada and mass civil earthwork scopes in the United States for which we have deep experience and expertise; and
•Expanding mining services in Canada and the United States - leveraging our over 70 years of experience, ensuring we are front and center as ever increasing mine scopes in both countries are issued and awarded.
The following table provides projected key measures for 2026, inclusive of IMC. The 2026 outlook is based on strong proforma contractual backlog of $3.9 billion. For 2026, the company expects full-year combined revenue to reach $1.6 billion at the midpoint. Adjusted EBITDA is projected at $400 million at the midpoint, reflecting a conservative outlook on Q2 performance consistent with typically slow historic performance and unusually late spring break-up in the oil sands, and meaningful improvements in the second half. These improvements are expected as IMC opportunities are fully realized, newly acquired heavy equipment assets are commissioned, and seasonal activity strengthens. Historically, second-half revenue has consistently exceeded first-half results, averaging approximately 20% higher contribution from 2022 to 2025.

Key measures	2026
Combined revenue(i)	$1.5 - $1.7B
Adjusted EBITDA(i)	$380 - $420M
Free cash flow(i)	$110 - $130M
(i)See "Non-GAAP Financial Measures".

Management's Discussion and Analysis March 31, 2026	M-23	North American Construction Group Ltd.

ACCOUNTING ESTIMATES, PRONOUNCEMENTS AND MEASURES
Critical accounting estimates
The preparation of our consolidated financial statements, in conformity with US GAAP, requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. For a full discussion of our critical accounting estimates, see "Critical Accounting Estimates" in our annual MD&A for the year ended December 31, 2025.
Recent accounting pronouncements not yet adopted
Expense disaggregation
In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures. This accounting standard update was issued to require public entities to disclose additional information about specific expense categories in the notes to financial statements. This standard is effective for annual statements for the fiscal year beginning January 1, 2027. We are assessing the impact the adoption of this standard may have on our consolidated financial statements.
Intangibles – Goodwill and Other – Internal-Use Software
In September 2025, the FASB issued ASU 2025-06, Intangibles – Goodwill and Other – Internal-Use Software. This accounting standard update was issued to modernize the accounting for software costs that are accounted for under Subtopic 350-40 by making targeted improvements to 350-40 to increase the operability of the recognition guidance considering different methods of software development. This standard is effective for annual statements for the fiscal year beginning after December 15, 2027, with early adoption permitted. We are assessing the impact the adoption of this standard may have on our consolidated financial statements.
Non-GAAP financial measures
We believe that the below non-GAAP financial measures are all meaningful measures of business performance because they include or exclude items that are or are not directly related to the operating performance of our business. Management reviews these measures to determine whether property, plant and equipment are being allocated efficiently.
"Adjusted EBIT" is defined as adjusted net earnings before the effects of interest expense, income taxes and equity earnings in affiliates and joint ventures, but including the equity investment EBIT from our affiliates and joint ventures accounted for using the equity method, as well as the economic benefit generated by IMC for the period from December 31, 2025, through the acquisition completion date of April 7, 2026.
"Adjusted EBITDA" is defined as adjusted EBIT before the effects of depreciation, amortization and equity investment depreciation and amortization, as well as the economic benefit generated by IMC for the period from December 31, 2025, through the acquisition completion date of April 7, 2026.
"Adjusted EPS" is defined as adjusted net earnings, divided by the weighted-average number of common shares.
"Adjusted net earnings" is defined as net income available to shareholders excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment, certain other non-cash items included in the calculation of net income, as well as the economic benefit generated by IMC for the period from December 31, 2025, through the acquisition completion date of April 7, 2026. These adjustments are tax effected in the calculation of adjusted net earnings.
As adjusted EBIT, adjusted EBITDA, adjusted net earnings and adjusted EPS are non-GAAP financial measures, our computations may vary from others in our industry. These measures should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and they have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, adjusted EBITDA does not:
•reflect our cash expenditures for capital expenditures, capital commitments or proceeds from capital disposals;
•reflect changes in our cash requirements for our working capital needs;

Management's Discussion and Analysis March 31, 2026	M-24	North American Construction Group Ltd.

•reflect interest expense or cash requirements necessary to service interest or principal payments on our debt;
•include tax payments or recoveries that represent a reduction or increase in cash available to us; or
•reflect cash requirements for assets depreciated and amortized that may have to be replaced in the future.
"Backlog" is a measure of the amount of secured work we have outstanding and, as such, is an indicator of a base level of future revenue potential. We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract or work order specifying expected job scope, value and timing. Backlog, while not a GAAP term is similar in nature and definition to the "transaction price allocated to the remaining performance obligations", defined under US GAAP and reported in "Note 6 - Revenue" in our financial statements. When the two numbers differ, the variance relates to expected scope where we have a contractual commitment, but the customer has not yet provided specific direction. Our equity consolidated backlog is calculated based on backlog amounts from our joint venture and affiliates and taken at our ownership percentage.
"Capital additions" is defined as capital expenditures, net and lease additions.
"Capital expenditures, net" is defined as growth capital and sustaining capital. We believe that capital expenditures, net and its components are a meaningful measure to assess resource allocation.
"Capital inventory" is defined as rotatable parts included in property, plant and equipment held for use in the overhaul of property, plant and equipment.
"Cash liquidity" is defined as cash plus available and unused Credit Facility less outstanding letters of credit.
"Cash provided by operating activities prior to change in working capital" is defined as cash used in or provided by operating activities excluding net changes in non-cash working capital.
"Cash related interest expense" is defined as total interest expense less amortization of deferred financing costs.
"Combined backlog" is a measure of the total of backlog from wholly-owned entities plus equity method investment backlog.
"Combined gross profit" is defined as consolidated gross profit per the financial statements combined with our share of gross profit from affiliates and joint ventures that are accounted for using the equity method, as well as the economic benefit generated by IMC for the period from December 31, 2025, through the acquisition completion date of April 7, 2026. This measure is reviewed by management to assess the impact of affiliates and joint ventures’ gross profit on our adjusted EBITDA margin.
"Equity investment depreciation and amortization" is defined as our proportionate share (based on ownership interest) of depreciation and amortization in other affiliates and joint ventures accounted for using the equity method.
"Equity investment EBIT" is defined as our proportionate share (based on ownership interest) of equity earnings in affiliates and joint ventures before the effects of gain or loss on disposal of property, plant and equipment, interest expense and income taxes.
"Equity method investment backlog" is a measure of our proportionate share (based on ownership interest) of backlog from affiliates and joint ventures that are accounted for using the equity method.
"Free cash flow" is defined as cash from operations less cash used in investing activities including finance lease additions but excluding cash used for growth capital. For clarity, based on this definition cash generated by joint venture is reported as free cash flow upon issuance of dividends or advances. We believe that free cash flow is a relevant measure of cash available to service our total debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.
"General and administrative expenses (excluding stock-based compensation)" is a measure of general and administrative expenses recorded on the statement of operations less expenses related to stock-based compensation.
"Growth capital", "growth capital additions", and "growth spending" are defined as new or used revenue-generating and customer facing assets which are not intended to replace an existing asset. These expenditures result in a meaningful increase to earnings and cash flow potential.
"Invested capital" is defined as total shareholders' equity plus net debt.

Management's Discussion and Analysis March 31, 2026	M-25	North American Construction Group Ltd.

"Net debt" is defined as senior-secured debt plus the sum of the outstanding principal balance (current and long-term portions) of: senior unsecured notes; vendor financing; and convertible debentures less cash recorded on the balance sheets. Net debt is used by us in assessing our debt repayment requirements after using available cash.
"Senior-secured debt" is defined as the sum of the outstanding principal balance (current and long-term portions) of: finance leases; borrowings under our credit facilities (excluding outstanding Letters of Credit); promissory notes; financing obligations; and mortgage debt. We believe senior-secured debt is a meaningful measure in understanding our debt obligations.
"Share of affiliate and joint venture capital additions" is defined as our proportionate share (based on ownership interest) of capital expenditures, net and lease additions from affiliates and joint ventures that are accounted for using the equity method.
"Sustaining capital" is defined as expenditures, net of routine disposals, related to property, plant and equipment which have been commissioned and are available for use operated to maintain and support existing earnings and cash flow potential and do not include the characteristics of growth capital.
"Total capital liquidity" is defined as total liquidity plus unused finance lease and other borrowing availability under our Credit Facility.
"Total combined revenue" is defined as consolidated revenue per the financial statements combined with our share of revenue from affiliates and joint ventures that are accounted for using the equity method, as well as the economic benefit generated by IMC for the period from December 31, 2025, through the acquisition completion date of April 7, 2026. This measure is reviewed by management to assess the impact of affiliates and joint ventures' revenue on our adjusted EBITDA margin.
Non-GAAP ratios
"Margin" is defined as the financial number as a percent of total reported revenue. We will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric.
"Adjusted EBITDA Margin" is defined as adjusted EBITDA divided by total combined revenue.
"Combined gross profit margin" is defined as combined gross profit divided by total combined revenue.
We believe that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of our business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.
“Net debt leverage” is calculated as net debt at period end divided by the trailing twelve-month adjusted EBITDA. We believe this provides meaningful information about our ability to repay and service debt held at period end.
Supplementary Financial Measures
"Gross profit margin" represents gross profit as a percentage of revenue.
“Total net working capital (excluding cash and current portion of long-term debt)” represents net working capital, less the cash and current portion of long-term debt balances.
INTERNAL SYSTEMS AND PROCESSES
Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer to allow timely decisions regarding required disclosures.
An evaluation was carried out under the supervision of and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of March 31, 2026, such disclosure controls and procedures were effective.

Management's Discussion and Analysis March 31, 2026	M-26	North American Construction Group Ltd.

Management’s report on internal control over financial reporting
There have been no significant changes to our internal controls over financial reporting ("ICFR") for the three months ended March 31, 2026, that have materially affected, or are reasonably likely to affect, our ICFR.
LEGAL AND LABOUR MATTERS
Laws and Regulations and Environmental Matters
Please see "Our Business - Health, Safety and Environmental" in our most recent Annual Information Form for a complete discussion on this topic.
Employees and Labour Relations
As at March 31, 2026, we had 307 salaried employees and 1,244 hourly employees in our Australian operations. Approximately 650 are covered under the Fair Work Act and Modern Awards agreement. This agreement defines minimum pay rates and conditions of employment.
As at March 31, 2026, we had 172 salaried employees (March 31, 2025 - 200 salaried employees) and 1,145 hourly employees (March 31, 2025 - 1,390 hourly employees) in our Canadian operations (excluding employees employed by affiliates and joint ventures). Of the hourly employees, approximately 83% of the employees are union members and work under collective bargaining agreements (March 31, 2025 - 83% of the employees). Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations ranges in size from approximately 700 employees to approximately 1,800 employees, depending on the time of year, types of work and duration of awarded projects. We also utilize the services of subcontractors in our business. Subcontractors perform an estimated 7% to 10% of the work we undertake.
FORWARD-LOOKING INFORMATION
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Readers are cautioned that actual events and results may vary from the forward-looking information.
Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "anticipate", "believe", "continue", "expect", "intend", "project", "will" or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:
•our anticipation that cost optimization initiatives and right-sizing of our Canadian fleet will lead to improvements in operational efficiency and profitability.
•our expectation that IMC’s operations will broaden our regional client base, enhance our Australian operating platform, and strengthen our ability to participate in long-term mining development opportunities.
•our expectation that IMC’s operations will modestly decrease our exposure to regional seasonality, as IMC’s operations are less impacted by weather disruptions than those in Queensland.
•our belief that there is minimal risk in the collection of our trade receivables;
•our expectation that we will maintain compliance with financial covenants during the next twelve-month period;
•all statements regarding levels of backlog and the periods of time over which we expect to perform backlog; and

Management's Discussion and Analysis March 31, 2026	M-27	North American Construction Group Ltd.

•all financial guidance provided in the "Outlook" section of this MD&A, including projections related to combined revenue, adjusted EBITDA and free cash flow.
Assumptions
Material factors or assumptions used to develop forward-looking statements include, but are not limited to:
•oil and coal prices remaining stable and not dropping significantly in 2026;
•worldwide demand for metallurgical coal and thermal coal remaining stable;
•oil sands production continuing to be resilient to drops in oil prices;
•continuing demand for heavy construction and earth-moving services, including in diversified resources and geographies;
•continuing demand for external heavy equipment maintenance services and our ability to hire and retain sufficient qualified personnel and to have sufficient maintenance facility capacity to capitalize on that demand;
•our ability to maintain our expenses at current levels in proportion to our revenue;
•work continuing to be required under our master services agreements with various customers and such master services agreements remaining intact;
•our customers' continued willingness and ability to meet their contractual obligations to us;
•our customers' continued economic viability, including their ability to pay us in a timely fashion;
•our customers and potential customers continuing to outsource activities for which we are capable of providing services;
•our ability to source and maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity that enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;
•our continued ability to access sufficient funds to meet our funding requirements;
•our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices;
•our relationships with the unions representing certain of our employees continuing to be positive; and
•our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.
These material factors and assumptions are subject to the risks and uncertainties highlighted in our MD&A for the year ended December 31, 2025, and in our most recently filed Annual Information Form.
While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See "Assumptions" above, "Assumptions" and "Business Risk Factors" in our annual MD&A for the year ended December 31, 2025, and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent Annual Information Form.

Management's Discussion and Analysis March 31, 2026	M-28	North American Construction Group Ltd.

Risk Management
We are exposed to liquidity, market, and credit risks associated with its financial instruments. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to our Company and operations have been reviewed and assessed to reflect changes in market conditions and operating activities.
Market Risk
Market risk is the risk that the future revenue or operating expense related cash flows, the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which we are exposed to at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of our financial assets and liabilities held, non-trading physical assets, and contract portfolios. International projects can expose us to risks beyond those typical for our activities in our home market, including economic, geopolitical, geotechnical, military, adoption of new or expansion of existing tariffs and/or taxes or other restrictions, sanctions risk, partner or third-party intermediary misconduct risks, and other risks beyond our control, including the duration and severity of the impact of global economic downturns. We have experienced no material change in market risk as of the quarter ended March 31, 2026. For a full discussion of market risk please see our annual MD&A for the year ended December 31, 2025.
ADDITIONAL INFORMATION
Our corporate head office is located at 27287 - 100 Avenue, Acheson, Alberta, T7X 6H8. Telephone and facsimile are 780-960-7171 and 780-969-5599, respectively.
Additional information relating to us, including our AIF dated December 31, 2025, can be found on the Canadian Securities Administrators' SEDAR+ System at www.sedarplus.com, the Securities and Exchange Commission’s website at www.sec.gov and on our Company website at www.nacg.ca.

Management's Discussion and Analysis March 31, 2026	M-29	North American Construction Group Ltd.

Interim Consolidated Balance Sheets
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Note	March 31, 2026	December 31, 2025
Assets
Current assets
Cash		$121,129	$100,128
Accounts receivable	4, 7	161,804	148,928
Contract assets	5(b)	20,176	30,472
Inventories	6	74,573	75,660
Prepaid expenses and deposits		6,322	6,925
Assets held for sale		551	107
		384,555	362,220
Property, plant and equipment, net of accumulated depreciation of $627,918 (December 31, 2025 – $582,892)		1,384,014	1,358,852
Operating lease right-of-use assets		10,250	10,734
Investments in affiliates and joint ventures	7	74,812	70,416
Intangible assets		12,706	12,333
Other assets		10,540	5,198
Total assets		$1,876,877	$1,819,753
Liabilities and shareholders' equity
Current liabilities
Accounts payable		$103,386	$102,054
Accrued liabilities		92,862	89,308
Contract liabilities	5(b)	15,110	22,848
Current portion of long-term debt	8	96,401	160,557
Current portion of contingent obligations	13(a)	36,108	34,597
Current portion of operating lease liabilities		1,233	1,495
		345,100	410,859
Long-term debt	8	852,625	749,829
Contingent obligations	13(a)	27,764	28,856
Operating lease liabilities		9,457	9,698
Other long-term obligations		21,893	22,607
Deferred tax liabilities		146,069	141,283
		1,402,908	1,363,132
Shareholders' equity
Common shares (authorized – unlimited number of voting common shares; issued and outstanding – March 31, 2026 - 28,240,120 (December 31, 2025 – 28,821,481))	9(a)	277,757	282,957
Treasury shares (March 31, 2026 - 876,010 (December 31, 2025 - 871,244))	9(a)	(15,097)	(14,993)
Additional paid-in capital		—	2,807
Retained earnings		177,186	176,463
Accumulated other comprehensive income		34,123	9,387
Shareholders' equity		473,969	456,621
Total liabilities and shareholders' equity		$1,876,877	$1,819,753
Subsequent events (notes 8(d), 15).
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) March 31, 2026	F-1	North American Construction Group Ltd.

Interim Consolidated Statements of Operations and
Comprehensive Income
(Expressed in thousands of Canadian Dollars, except per share amounts)
(Unaudited)

		Three months ended
		March 31,
	Note	2026	2025
Revenue	5	$319,219	$340,833
Cost of sales	11	220,397	242,228
Depreciation		56,009	60,714
Gross profit		42,813	37,891
General and administrative expenses		20,439	7,682
Amortization of intangible assets		559	601
Gain on disposal of property, plant and equipment		(70)	(974)
Operating income		21,885	30,582
Interest expense, net	12	16,690	13,516
Equity earnings in affiliates and joint ventures	7	(2,776)	(3,283)
Loss on derivative financial instruments	13(b)	825	6,912
Change in fair value of contingent obligations	13(a)	(2,651)	3,030
Income before income taxes		9,797	10,407
Current income tax expense		2,389	1,777
Deferred income tax expense		1,854	2,467
Net income		5,554	6,163
Other comprehensive income
Unrealized foreign currency translation gain		(24,736)	(478)
Comprehensive income		$30,290	$6,641

Per share information
Basic net income per share	9(b)	$0.20	$0.22
Diluted net income per share	9(b)	$0.19	$0.21
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) March 31, 2026	F-2	North American Construction Group Ltd.

Interim Consolidated Statements of Changes in
Shareholders’ Equity
(Expressed in thousands of Canadian Dollars)
(Unaudited)

	Common shares	Treasury shares	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income	Total
Balance at December 31, 2024	$228,961	$(15,913)	$20,819	$156,271	$(1,102)	$389,036
Net income	—	—	—	6,163	—	6,163
Unrealized foreign currency translation gain	—	—	—	—	478	478
Dividends ($0.12 share)	—	—	—	(3,557)	—	(3,557)
Share purchase program	(940)	—	(1,581)	—	—	(2,521)
Purchase of treasury shares	—	(123)	—	—	—	(123)
Stock-based compensation	—	—	1,618	—	—	1,618
Conversion of convertible debentures	70,837	—	—	—	—	70,837
Balance at March 31, 2025	$298,858	$(16,036)	$20,856	$158,877	$(624)	$461,931

Balance at December 31, 2025	$282,957	$(14,993)	$2,807	$176,463	$9,387	$456,621
Net income	—	—	—	5,554	—	5,554
Unrealized foreign currency translation gain	—	—	—	—	24,736	24,736
Dividends ($0.12 share)	—	—	—	(3,200)	—	(3,200)
Share purchase program	(5,225)	—	(4,926)	(1,631)	—	(11,782)
Purchase of treasury shares	—	(104)	—	—	—	(104)
Stock-based compensation	—	—	2,119	—	—	2,119
Conversion of convertible debentures	25	—	—	—	—	25
Balance at March 31, 2026	$277,757	$(15,097)	$—	$177,186	$34,123	$473,969
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) March 31, 2026	F-3	North American Construction Group Ltd.

Interim Consolidated Statements of Cash Flows
(Expressed in thousands of Canadian Dollars)
(Unaudited)

		Three months ended
		March 31,
	Note	2026	2025
Cash provided by (used in)
Operating activities:
Net income		$5,554	$6,163
Adjustments to reconcile net income to cash from operating activities:
Depreciation		56,009	60,714
Amortization of deferred financing costs	12	886	582
Gain on disposal of property, plant and equipment		(70)	(974)
Loss on derivative financial instruments		825	6,912
Unrealized foreign currency loss		344	1,977
Stock-based compensation expense (benefit)		2,638	(3,408)
Equity earnings in affiliates and joint ventures	7	(2,776)	(3,283)
Dividends received from affiliates and joint ventures	7	347	1,087
Change in fair value of contingent obligations	13(a)	(2,651)	3,030
Deferred income tax expense		1,854	2,467
Other adjustments to cash from operating activities		375	664
Net changes in non-cash working capital	14(b)	(33,530)	(24,513)
		29,805	51,418
Investing activities:
Purchase of property, plant and equipment		(48,676)	(93,073)
Additions to intangible assets		(572)	(713)
Proceeds on disposal of property, plant and equipment		2,399	2,070
Net collections (advances) of loans with affiliates and joint ventures		680	(2,065)
		(46,169)	(93,781)
Financing activities:
Proceeds from long-term debt	8	144,741	97,181
Repayment of long-term debt	8	(44,243)	(45,489)
Financing costs		(98)	—
Settlement of convertible debentures	8(c)	(54,975)	(1,357)
Dividends paid	9(d)	(3,272)	(3,022)
Payments towards contingent obligations	13(a)	—	(865)
Share purchase program	9(c)	(11,782)	(2,521)
Purchase of treasury shares	9(a)	(104)	(123)
		30,267	43,804
Increase in cash		13,903	1,441
Effect of exchange rate on changes in cash		7,098	(1,075)
Cash, beginning of year		100,128	77,875
Cash, end of period		$121,129	$78,241
Supplemental cash flow information (note 14(a)).
See accompanying notes to interim consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) March 31, 2026	F-4	North American Construction Group Ltd.

Notes to Interim Consolidated Financial Statements
For the three months ended March 31, 2026
(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)
(Unaudited)
1. Nature of operations
North American Construction Group Ltd. ("NACG" or the "Company") was formed under the Canada Business Corporations Act. The Company and its predecessors have been operating continuously since 1953 providing a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors within Canada, the United States, and Australia. A significant portion of our services are primarily focused on supporting the construction and operation of surface mines.
2. Significant accounting policies
Basis of presentation
These interim consolidated financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP"). These interim consolidated financial statements include the accounts of the Company and its wholly-owned incorporated subsidiaries in Canada, the United States, and Australia. All significant intercompany transactions and balances are eliminated upon consolidation. The Company also holds ownership interests in other corporations, partnerships, and joint ventures.
The Company's full year results are not likely to be a direct multiple of any particular quarter or combination of quarters due to seasonality. Oil sands mining in Canada revenues are typically highest in the first quarter of each year as ground conditions are most favourable for this type of work while civil construction revenues are typically highest during the third and fourth quarter, as weather conditions during these seasons are most favourable for this type of work. Rental and production-related mine support revenue in the Queensland region can be impacted by the rainy cyclone season from November through March. During this period, heavy rains can temporarily suspend mining operations from both the direct impacts to the mine itself as well as flooding that can damage perimeter roads required for critical supplies and parts. In addition to revenue variability, gross profit margins can be negatively affected in less active periods because the Company is likely to incur higher maintenance and repair costs due to its equipment being available for servicing.
3. Recent accounting pronouncements not yet adopted
a) Expense disaggregation
In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures. This accounting standard update was issued to require public entities to disclose additional information about specific expense categories in the notes to financial statements. This standard is effective for annual statements for the fiscal year beginning January 1, 2027. The Company is assessing the impact the adoption of this standard may have on its consolidated financial statements.
b) Intangibles – Goodwill and Other – Internal-Use Software
In September 2025, the FASB issued ASU 2025-06, Intangibles – Goodwill and Other – Internal-Use Software. This accounting standard update was issued to modernize the accounting for software costs that are accounted for under Subtopic 350-40 by making targeted improvements to 350-40 to increase the operability of the recognition guidance considering different methods of software development. This standard is effective for annual statements for the fiscal year beginning after December 15, 2027, with early adoption permitted. The Company is assessing the impact the adoption of this standard may have on its consolidated financial statements.

Interim Consolidated Financial Statements (Unaudited) March 31, 2026	F-5	North American Construction Group Ltd.

4. Accounts receivable

	March 31, 2026	December 31, 2025
Trade	$51,296	$51,717
Holdbacks	4,516	3,184
Accrued trade receivables	73,654	63,199
Contract receivables	$129,466	$118,100
Other	32,338	30,828
	$161,804	$148,928
The Company has not recorded an allowance for credit losses and there has been no change to this estimate in the period. Included within other are commodity tax receivables, receivables from related parties, and other non-trade receivables.
5. Revenue
a) Disaggregation of revenue

	Three months ended
	March 31,
	2026	2025
Revenue by source
Operations support services	$294,484	$314,260
Construction services	20,775	15,624
Equipment and component sales	3,960	10,949
	$319,219	$340,833
By commercial terms
Time-and-materials	$267,820	$282,650
Unit-price	49,388	54,207
Lump-sum	2,011	3,976
	$319,219	$340,833
Revenue recognition method
As-invoiced	$251,257	$284,702
Cost-to-cost percent complete	64,002	45,182
Point-in-time	3,960	10,949
	$319,219	$340,833
b) Contract balances

	March 31, 2026	December 31, 2025
Contract assets	$20,176	$30,472
Contract liabilities
Contract liabilities	15,110	22,848
Long-term contract liabilities (included in other long-term obligations)	—	1,836
	$15,110	$24,684
Contract assets represent unbilled amounts for revenue recognized from work performed when the Company does not yet have an unconditional right to payment. These balances typically arise from percentage-of-completion contracts where revenue recognized exceeds amounts billed to customers. Contract assets may also include variable consideration, such as unapproved contract modifications, or amounts related to transactions in which control of an asset is transferred before the criteria to derecognize a liability to a counterparty are met. The decrease in contract assets as of March 31, 2026, was primarily driven by the derecognition of $16,564 in contract assets following the reassignment of financing obligations associated with an equipment sale. The sale was recognized as of December 31, 2025, with the final transfer of the related financing obligations completed on January 29, 2026. This reduction was partially offset by an increase in contract assets resulting from higher cost-to-cost percent complete measurements across various scopes of work.
Contract liabilities are amounts received in advance from customers, including billings in excess of costs incurred and upfront payments for long-term contracts. These are recognized when payments precede the fulfillment of performance obligations and are realized as revenue once the Company completes the related work. During the

Interim Consolidated Financial Statements (Unaudited) March 31, 2026	F-6	North American Construction Group Ltd.

three months ended March 31, 2026, the Company recognized revenue of $10,776 that was included in the contract liability balance as of December 31, 2025 ($260 in 2025 that was included in the contract balance as of December 31, 2024).
c) Transaction price allocated to the remaining performance obligations
For the nine months remaining in 2026, the transaction price allocated to remaining performance obligations is $61,919. This includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied (or partially unsatisfied) at the end of the reporting period. Included is all consideration from contracts with customers, excluding amounts that are recognized using the as-invoiced method and any constrained amounts of revenue.
d) Unapproved contract modifications
The Company recognized revenue from variable consideration related to unapproved contract modifications for the three months ended March 31, 2026, of $2,332 (three months ended March 31, 2025 – $2,684) and settled and collected $670 of previously recognized revenue. The Company has recorded amounts in current assets related to uncollected consideration from revenue recognized on unapproved contract modifications as at March 31, 2026, of $5,065 (December 31, 2025 – $3,223).
6. Inventories

	March 31, 2026	December 31, 2025
Repair parts	$54,803	$58,451
Fuel and lubricants	1,408	1,470
Parts and supplies	56,211	59,921
Parts, supplies and components for equipment rebuilds	17,971	15,565
Customer rebuild work in process	391	174
	$74,573	$75,660
Parts and supplies relate to inventory held for internal consumption. Parts, supplies and components for equipment rebuilds and customer rebuild work in process relate to inventory held for external sales.
7. Investments in affiliates and joint ventures
The following is a summary of the Company’s interests in its various affiliates and joint ventures, which it accounts for using the equity method:

Affiliate or joint venture name:	Interest
Nuna Group of Companies ("Nuna")
Nuna Logistics Ltd.	49%
North American Nuna Joint Venture	50%
Nuna East Ltd.	37%
Nuna Pang Contracting Ltd.	37%
Nuna West Mining Ltd.	49%
Mikisew North American Limited Partnership ("MNALP")	49%
Fargo joint ventures "Fargo"
ASN Constructors ("ASN")	30%
Red River Valley Alliance LLC ("RRVA")	15%
NAYL Realty Inc.	49%
Barrooghumba WPH Pty Ltd.	50%
Ngaliku WPH Pty Ltd.	50%

Interim Consolidated Financial Statements (Unaudited) March 31, 2026	F-7	North American Construction Group Ltd.

The following table summarizes the movement in the investments in affiliates and joint ventures balance:

	Three months ended
	March 31,
	2026	2025
Balance, beginning of period	$70,416	$84,692
Share of net income	2,776	3,283
Dividends and advances received from affiliates and joint ventures	(347)	(1,087)
Intercompany eliminations and other	1,967	(547)
Balance, end of period	$74,812	$86,341
a) Affiliate and joint venture condensed financial data
The financial information for the Company's share of the investments in affiliates and joint ventures accounted for using the equity method is summarized as follows:
Balance Sheets

March 31, 2026	Fargo	MNALP	Nuna	Other entities	Total
Assets
Cash	$13,820	$2,470	$56	$191	$16,537
Other current assets	23,865	39,379	23,989	1,313	88,546
Non-current assets	276,117	12,058	18,385	6,868	313,428
Total assets	$313,802	$53,907	$42,430	$8,372	$418,511
Liabilities
Contract liabilities	$8,248	$—	$42	$3	$8,293
Other current liabilities (excluding current portion of long-term debt)	55,438	28,044	117	1,436	85,035
Long-term debt (including current portion)	229,971	5,512	4,741	5,813	246,037
Non-current liabilities	68	—	4,266	—	4,334
Total liabilities	$293,725	$33,556	$9,166	$7,252	$343,699
Net investments in affiliates and joint ventures	$20,077	$20,351	$33,264	$1,120	$74,812

December 31, 2025	Fargo	MNALP	Nuna	Other entities	Total
Assets
Cash	$15,820	$10,365	$161	$362	$26,708
Other current assets	36,880	52,157	23,611	1,422	114,070
Non-current assets	276,530	11,097	18,922	6,928	313,477
Total assets	$329,230	$73,619	$42,694	$8,712	$454,255
Liabilities
Contract liabilities	$21,077	$—	$184	$57	$21,318
Other current liabilities (excluding current portion of long-term debt)	68,295	28,544	140	1,454	98,433
Long-term debt (including current portion)	221,231	28,249	4,265	5,858	259,603
Non-current liabilities	105	—	4,380	—	4,485
Total liabilities	$310,708	$56,793	$8,969	$7,369	$383,839
Net investments in affiliates and joint ventures	$18,522	$16,826	$33,725	$1,343	$70,416
Included within the Company's share of Nuna, as at March 31, 2026, are contract assets (other current assets) of $1,591 from variable consideration related to unapproved contract modifications (December 31, 2025 – $1,591).

Interim Consolidated Financial Statements (Unaudited) March 31, 2026	F-8	North American Construction Group Ltd.

Statements of Operations

Three months ended March 31, 2026	Fargo	MNALP	Nuna	Other entities	Total
Revenue	$26,359	$67,101	$7,377	$2,340	$103,177
Gross profit	1,734	2,191	766	183	4,874
(Loss) income before taxes	(485)	3,525	(464)	123	2,699
Net (loss) income	(485)	3,525	(358)	94	2,776

Three months ended March 31, 2025	Fargo(i)	MNALP	Nuna	Other entities	Total
Revenue	$29,253	$93,853	$12,624	$507	$136,237
Gross profit	5,097	2,249	1,551	475	9,372
Income (loss) before taxes	1,431	1,478	(1)	343	3,251
Net income (loss)	1,431	1,478	(12)	386	3,283

(i)Certain prior period costs within the Fargo joint venture have been reclassified from non-operating to operating to better align with NACG classifications. This reclassification has no impact on revenue, income before taxes, or net income.
b) Related parties
The following table provides the material aggregate outstanding balances with affiliates and joint ventures. Accounts payable and accrued liabilities due to joint ventures and affiliates do not bear interest, are unsecured and without fixed terms of repayment. Accounts receivable from certain joint ventures and affiliates bear interest at various rates, and all other accounts receivable amounts are non-interest bearing.

	March 31, 2026	December 31, 2025
Accounts receivable	$63,372	$66,899
Contract assets	4,047	5,668
Other assets	2,554	475
Accounts payable	2,862	4,187
Accrued liabilities	23,272	16,011
The Company enters into transactions with a number of its joint ventures and affiliates that involve providing services primarily consisting of subcontractor services, equipment rental revenue, and sales of equipment and components. These transactions were conducted in the normal course of operations, which were established and agreed to as consideration by the related parties. For the three months ended March 31, 2026, and 2025, revenue earned from these services was $128,130 and $169,752, respectively. The majority of services are being completed through the MNALP joint venture which performs the role of contractor and subcontracts work to the Company. Accounts receivable balances from MNALP are recorded when MNALP invoices the external customer and are settled when MNALP receives payment. At March 31, 2026, MNALP had recorded accounts receivable of $70,106 on its balance sheet (December 31, 2025 – $63,854).
8. Long-term debt

	Note	March 31, 2026	December 31, 2025
Senior unsecured notes	8(a)	$350,000	$350,000
Equipment financing	8(b)	334,230	309,238
Credit Facility	8(d)	242,811	174,156
Convertible debentures	8(e)	—	55,000
Mortgage		26,523	26,742
Unamortized debt premium on senior secured notes		3,420	3,587
Unamortized deferred financing costs		(7,958)	(8,337)
		$949,026	$910,386
Less: current portion of long-term debt		(96,401)	(160,557)
		$852,625	$749,829
The current portion of long-term debt in both periods includes amounts due within the next 12 months for equipment financing and mortgage.

Interim Consolidated Financial Statements (Unaudited) March 31, 2026	F-9	North American Construction Group Ltd.

a) Senior Unsecured Notes
On May 1, 2025, the Company completed an initial private placement of $225.0 million aggregate principal amount of senior unsecured notes due May 1, 2030. On October 22, 2025, the Company completed an additional private placement of $125.0 million aggregate principal amount as part of the same series as the initial notes, bringing the total outstanding balance to $350.0 million (the “Notes”). The additional offering was issued at a premium of $3.8 million, included within Long-term debt and amortized straight-line through interest expense. The Notes accrue interest at the rate of 7.75% per annum, payable semi-annually in arrears on November 1 and May 1 each year, commencing on November 1, 2025.
The indenture governing the Notes (the “Indenture”) contains customary covenants that limit the Company's ability, in certain respects and subject to certain qualifications and exceptions, to incur additional debt, issue preferred stock, make certain payments and investments, create liens, enter into transactions with affiliates, consolidate, merge, or transfer property and assets.
In the event of a change in control of the Company, the Company may be required to offer to repurchase Notes for a cash price equal to at least 101% of the aggregate principal amount of Notes outstanding, plus accrued and unpaid interest.
Prior to May 1, 2027, the Company may, upon notice to holders, redeem up to 40% of the principal amount of Notes outstanding by payment of a cash redemption price equal to 107.75% of the principal amount of Notes redeemed from the proceeds of an equity offering, or may redeem more than 40% of the principal amount of Notes outstanding by payment of certain higher premiums set out in more detail in the Indenture. On or after May 1, 2027, the Company may redeem all or any part of the Notes, upon notice to the holders, by paying a cash redemption price equal to 103.875% of the principal amount for redemptions in 2027, 101.938% of the principal amount for redemptions in 2028 and 100% of the principal amount for redemptions in 2029 or later. Upon any redemption, the Company will also pay all accrued and unpaid interest up to the date of redemption.
The Notes are subordinate to the Company's Credit Facility, equipment financing and building mortgage.
b) Equipment financing

	Note	March 31, 2026	December 31, 2025
Financing obligations	8(c)	$256,522	$225,294
Finance lease obligations		75,631	81,444
Promissory notes		2,077	2,500
		$334,230	$309,238

	Three months ended			Three months ended
	March 31, 2026			March 31, 2025
	Additions	Payments	Change in foreign exchange rates	Additions	Payments	Change in foreign exchange rates
Financing obligations	$57,226	$(17,419)	$8,201	$58,301	$(23,525)	$1,882
Finance lease obligations	—	(6,978)	1,165	26,203	(6,246)	614
Promissory notes	—	(423)	—	—	(506)	—
	$57,226	$(24,820)	$9,366	$84,504	$(30,277)	$2,496
On January 29, 2026, the reassignment of financing liabilities relating to a disposal in 2025 Q4 was completed, resulting in $16,780 being derecognized from financing obligations.
c) Financing obligations
During the three months ended March 31, 2026, the Company recorded new financing obligations of $57,226. The financing contracts expire between December 2029 and March 2031 and bear interest between 5.88% and 6.28%. The financing obligations are secured by the corresponding property, plant and equipment.

Interim Consolidated Financial Statements (Unaudited) March 31, 2026	F-10	North American Construction Group Ltd.

d) Credit Facility
On May 1, 2025, the Company entered into an Amended and Restated Credit Agreement (the "Credit Facility") with a syndicate of banks. The facility matures on May 1, 2028, with an option for annual extensions, subject to certain conditions. The Credit Facility is structured as a revolving facility, comprising a Canadian dollar tranche of $300.0 million and an Australian dollar tranche of $250.0 million AUD, for a total lending capacity of $540.1 million based on the exchange rate as of March 31, 2026.
As of March 31, 2026, there were borrowings of $190.0 million under the Canadian dollar tranche and $55.0 million AUD under the Australian dollar tranche, for total borrowings of $242.8 million using the exchange rate in effect as at March 31, 2026. The facility allows for Senior Unsecured Notes up to $400.0 million, equipment financing up to $400.0 million (including Company guarantees for joint ventures), and other borrowings up to $20.0 million. An accordion feature provides an additional $50.0 million in potential capacity.
As of March 31, 2026, letters of credit issued under the facility totaled $32.1 million (December 31, 2025 - $32.5 million), and unused borrowing availability was $265.2 million (December 31, 2025 - $322.3 million). Equipment financing availability stood at $56.6 million (December 31, 2025 - $35.6 million), which includes both current and long-term finance lease obligations and guarantees for joint venture finance leases.
The Credit Facility includes three financial covenants, which are tested quarterly on a trailing four-quarter basis. As of March 31, 2026, the Company was in compliance with all covenants.
i.Senior Debt to Bank EBITDA Ratio
Senior Debt comprises the outstanding principal balances of finance leases, credit facility borrowings (including Letters of Credit), promissory notes, financing obligations, and guarantees for joint ventures, excluding vendor financing, convertible debentures, and senior unsecured notes. Bank EBITDA is defined as earnings before interest, taxes, depreciation, and amortization, adjusted for certain non-cash and non-operating items. The required ratio must not exceed 3.0:1.
ii.Total Debt to Bank EBITDA Ratio
Total Debt includes all components of Senior Debt, plus mortgages, vendor financing, and senior unsecured notes, but excludes convertible debentures. The required ratio must be less than or equal to 4.0:1.
iii.Interest Coverage Ratio
Calculated as Bank EBITDA divided by cash interest expense, which includes all interest and financing charges as defined under GAAP. The required ratio must be greater than 3.0:1.
The Credit Facility accrues interest at rates based on the Canadian prime rate, U.S. Dollar Base Rate, Australian Bank Bill Swap Reference Rate (BBSY), Canadian Bankers’ Acceptance Rate, or Secured Overnight Financing Rate (SOFR), as defined in the Credit Facility agreement, plus applicable margins. As of March 31, 2026, the weighted average interest rate on amounts drawn was 5.93% (December 31, 2025 - 5.60%). In addition, the Company incurs non-refundable standby fees ranging from 0.40% to 0.70%, depending on its Total Debt to Bank EBITDA Ratio. The Credit Facility is secured by a lien on all existing and future property of the Company.
The Company serves as a guarantor for drawn amounts under revolving equipment lease credit facilities with a combined capacity of $115.0 million for its affiliate, MNALP. These facilities enable MNALP to access credit through lease agreements or equipment finance contracts, supported by appropriate documentation. As of March 31, 2026, the Company’s guarantee exposure on this facility was $11.3 million (December 31, 2025 - $57.7 million). The Company’s liability is limited to any shortfall in the event of default, should proceeds from the sale of underlying assets be insufficient to cover outstanding amounts. Currently, there are no indications of payment issues by MNALP, and no liability has been recorded in connection with this guarantee.

Interim Consolidated Financial Statements (Unaudited) March 31, 2026	F-11	North American Construction Group Ltd.

Subsequent to the three months ended March 31, 2026, the Company entered into an amended and restated senior secured credit facility on April 7, 2026. The maturity date of the facility was extended to April 7, 2029. Amendments include an increase in borrowing capacity for equipment financing to the greater of $500.0 million or trailing twelve months Bank EBITDA (up from $400.0 million), an increase in the limit for Senior Unsecured Notes to the greater of $500.0 million or trailing twelve months Bank EBITDA (up from $400.0 million), and an expansion of the accordion feature to $100.0 million (from $50.0 million). All other material terms and features of the credit facility, including the structure of the Canadian and Australian dollar tranches, permitted borrowing limits for other debt, financial covenant requirements, security, and reporting obligations, remain unchanged from the previous agreement.
e) Convertible debentures
On March 31, 2026, the Company’s 5.00% convertible debentures, with an aggregate principal amount of $55,000, matured in accordance with their original terms. Prior to maturity, holders converted $25 of principal into 999 common shares. The remaining principal balance of $54,975, plus an additional $1,375 for accrued and unpaid interest up to but excluding the maturity date, was settled in cash, funded through the Company's existing Credit Facility. As a result, all obligations under these debentures were extinguished as of the maturity date. The settlement did not result in any gain or loss on extinguishment. As of March 31, 2026, there were no remaining unamortized deferred financing costs related to these debentures.
On January 29, 2025, the Company issued a notice of redemption for its 5.50% convertible debentures, at a redemption price equal to the principal amount plus accrued and unpaid interest up to, but excluding, the redemption date of February 28, 2025. Holders were permitted to convert their debentures into common shares at $24.23 per share until the redemption date. Between January 29 and February 28, 2025, holders converted $72,749 of principal into 3,002,231 common shares. The remaining balance of $1,357 was settled in cash. Following redemption, the debentures were delisted from the Toronto Stock Exchange, and the Company derecognized $1,912 of unamortized deferred financing costs related to these debentures.
9. Shares
a) Common shares

	Common shares	Treasury shares	Common shares, net of treasury shares
Issued and outstanding at December 31, 2025	28,821,481	(871,244)	27,950,237
Retired through share purchase program	(582,360)	—	(582,360)
Issued upon conversion of convertible debentures	999	—	999
Purchase of treasury shares	—	(4,766)	(4,766)
Issued and outstanding at March 31, 2026	28,240,120	(876,010)	27,364,110
b) Net income per share

	Three months ended
	March 31,
	2026	2025
Net income	$5,554	$6,163

Weighted-average number of common shares	27,629,059	27,859,886
Weighted-average effect of dilutive securities
Dilutive effect of treasury shares	875,321	1,003,782
Weighted-average number of diluted common shares	28,504,380	28,863,668

Basic net income per share	$0.20	$0.22
Diluted net income per share	$0.19	$0.21
For the three months ended March 31, 2026, 2,203,752 shares issuable upon conversion of the 5.00% convertible debentures were considered anti-dilutive and, as such, were excluded from the calculation of diluted net income per share. For the three months ended March 31, 2025, 2,174,773 shares issuable from the conversion of the 5.00% convertible debentures and 1,864,851 shares issuable from the conversion of the 5.50% convertible debentures were also considered anti-dilutive and excluded from the computation of diluted net income per share.

Interim Consolidated Financial Statements (Unaudited) March 31, 2026	F-12	North American Construction Group Ltd.

c) Share purchase program
On November 20, 2025, the Company commenced a normal course issuer bid ("NCIB") under which a maximum number of 2,729,056 common shares were authorized to be purchased. During the three months ended March 31, 2026, the Company purchased and subsequently cancelled 582,360 shares under this NCIB, which resulted in a decrease to common shares of $5,225, a decrease to additional paid-in capital of $4,926, and a decrease to retained earnings of $1,631. To support the NCIB, the Company entered into an automatic share purchase plan with a designated broker. This plan allows for the purchase of up to 2,729,056 common shares until the NCIB’s expiry on November 19, 2026.
Subsequent to the three months ended March 31, 2026, as of May 8, 2026, the Company purchased and subsequently cancelled 266,158 shares under this NCIB, which resulted in a decrease of common shares of $2,535 and a decrease to retained earnings of $2,556.
During the three months ended March 31, 2025, the Company purchased and subsequently cancelled 105,000 shares under another NCIB which commenced on November 4, 2024, which resulted in a decrease to common shares of $940 and a decrease to additional paid-in capital of $1,581. During the year ended December 31, 2025, the Company completed this NCIB on November 3, 2025, upon the purchase and cancellation of a total of 1,781,550 common shares, which resulted in a decrease to common shares of $15,736 and a decrease to additional paid-in capital of $22,153.
d) Dividends

	Date declared	Per share	Shareholders on record as of	Paid or payable to shareholders	Total paid or payable
Q1 2025	February 24, 2025	$0.12	March 13, 2025	April 9, 2025	$3,557
Q2 2025	May 14, 2025	$0.12	June 4, 2025	July 11, 2025	$3,429
Q3 2025	August 12, 2025	$0.12	August 29, 2025	October 3, 2025	$3,384
Q4 2025	November 10, 2025	$0.12	November 26, 2025	January 9, 2026	$3,272
Q1 2026	March 9, 2026	$0.12	March 26, 2026	April 9, 2026	$3,200
10. Segmented information
a) General information
The Company provides a wide range of mining and heavy civil construction services to customer in the resource development and industrial construction sectors within Canada, the United States, and Australia. A significant portion of our services are primarily focused on supporting the construction and operation of surface mines. The Company considers the basis on which it is organized, including geographic areas, to identify its operating segments. Operating segments of the Company are defined as components of the Company for which separate financial information is available and are evaluated regularly by the chief operating decision maker when allocating resources and assessing performance. The chief operating decision makers ("CODMs") are the President & CEO and the CFO of the Company.
The Company’s reportable segments are Heavy Equipment - Canada, Heavy Equipment - Australia, and Other. Heavy Equipment - Canada and Heavy Equipment - Australia include all of aspects of the mining and heavy civil construction services provided within those geographic areas. Other includes our mine management contract work in the United States, our external maintenance and rebuild programs and our equity method investments.
Segment performance is evaluated by the CODMs based on gross profit and is measured consistently with gross profit in the consolidated financial statements. Inter-segment revenues are eliminated on consolidation and reflected in the Eliminations column.

Interim Consolidated Financial Statements (Unaudited) March 31, 2026	F-13	North American Construction Group Ltd.

b) Results by reportable segment

Three months ended March 31, 2026	Heavy Equipment - Australia	Heavy Equipment - Canada	Other	Eliminations	Total
Revenue from external customers	$184,853	$131,607	$2,759	$—	$319,219
Revenue from intersegment transactions	387	—	—	(387)	—
Cost of sales	130,521	88,302	1,961	(387)	220,397
Depreciation expense	23,798	30,750	—	1,461	56,009
Segment gross profits	30,921	12,555	798	(1,461)	42,813
Purchase of property, plant and equipment	35,950	12,726	—	—	48,676

Three months ended March 31, 2025	Heavy Equipment - Australia	Heavy Equipment - Canada	Other	Eliminations	Total
Revenue from external customers	$157,738	$178,100	$4,543	$—	$340,381
Revenue from intersegment transactions	—	—	3,519	(3,067)	452
Cost of sales	112,685	125,618	6,881	(2,956)	242,228
Depreciation expense	19,593	42,721	—	(1,600)	60,714
Segment gross profits	25,460	9,761	1,181	1,489	37,891
Purchase of property, plant and equipment	52,124	40,949	—	—	93,073
Revenue from intersegment transactions includes transactions with the Company’s joint ventures accounted for using the equity method which are not eliminated upon consolidation.
Segment assets

	March 31, 2026	December 31, 2025
Heavy Equipment - Australia	$1,315,577	$1,216,293
Heavy Equipment - Canada	1,233,867	1,225,651
Other	327,772	318,084
Eliminations	(1,000,339)	(940,275)
	$1,876,877	$1,819,753
c) Reconciliation
Income before income taxes

	Three months ended
	March 31,
	2026	2025
Total gross profit for reportable segments	$42,813	$37,891
Reconciling items:
General and administrative costs	20,439	7,682
Amortization of intangible assets	559	601
Loss on disposal of property, plant and equipment	(70)	(974)
Interest expense	16,690	13,516
Equity loss (earnings) in affiliates and joint ventures	(2,776)	(3,283)
Loss (gain) on derivative financial instruments	825	6,912
Change in fair value of contingent obligations	(2,651)	3,030
Income before income taxes	$9,797	$10,407

Interim Consolidated Financial Statements (Unaudited) March 31, 2026	F-14	North American Construction Group Ltd.

d) Geographic information
Revenue

	Three months ended
	March 31,
	2026	2025
Australia	$184,853	$157,738
Canada	132,355	181,649
United States	2,011	1,446
	$319,219	$340,833
Revenue from external customers is attributed to countries on the basis of the customer's location.
Long lived assets

	March 31, 2026	December 31, 2025
Australia	$780,939	$729,993
Canada	636,571	657,124
	$1,417,510	$1,387,117
Long lived assets consists of property, plant and equipment, lease assets, deferred tax assets, and other assets including intangibles. Geographic information is attributed to countries based on the location of the assets.
11. Cost of sales

	Three months ended
	March 31,
	2026	2025
Salaries, wages and benefits	$102,541	$93,253
Repair parts and consumable supplies	52,305	69,244
Subcontractor services	43,237	49,791
Equipment and component sales	10,232	15,592
Third-party equipment rentals	7,507	6,870
Fuel	1,454	2,645
Other	3,121	4,833
	$220,397	$242,228
12. Interest expense, net

	Three months ended
	March 31,
	2026	2025
Senior unsecured notes	$6,688	$—
Equipment financing	4,600	4,201
Credit Facility	3,305	6,793
Convertible debentures	674	1,289
Mortgage	226	233
Amortization of debt premium on senior secured notes	(167)	—
Amortization of deferred financing costs	886	582
Interest expense	$16,212	$13,098
Other interest expense, net	478	418
	$16,690	$13,516
13. Financial instruments and risk management
a) Fair value measurements
The fair values of the Company’s cash, accounts receivable, accounts payable, and accrued liabilities approximate their carrying amounts due to the nature of the instrument or the relatively short periods to maturity for the

Interim Consolidated Financial Statements (Unaudited) March 31, 2026	F-15	North American Construction Group Ltd.

instruments. The Credit Facility has a carrying value that approximates the fair value due to the floating rate nature of the debt. The promissory notes have a carrying value that is not materially different than their fair value due to similar instruments bearing similar interest rates.
Financial instruments with carrying amounts that differ from their fair values are as follows:

		March 31, 2026		December 31, 2025
	Fair Value Hierarchy Level	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior unsecured notes	Level 2	$353,420	$355,250	$353,587	$360,062
Financing obligations	Level 2	256,522	255,467	225,294	224,003
Mortgage	Level 2	26,523	23,863	26,742	24,194
Convertible debentures	Level 1	—	—	55,000	55,330
The Company classifies contingent obligations related to contingent consideration on the MacKellar acquisition, comprised of a contingent payment, deferred consideration and earn-out payments, as Level 3 due to the lack of relevant observable market data over fair value inputs. The contingent obligation is measured at fair value by discounting estimated future payments to the net present value using Level 3 inputs. The Company believes the discount rates used to discount the components of the contingent obligation reflect market participant assumptions.
The contingent payment is based on forecasted performance for a specific MacKellar customer which is expected to be paid in full. The deferred consideration is a MacKellar vendor-provided debt mechanism to be paid out evenly over four years. The Company uses projected MacKellar financial results to value the anticipated future earn-out payments. The estimated liability is based on forecasted information and as such, could result in a range of outcomes. The impact of a reasonably possible change of +/- 10% in forecasted net income on the fair value of the earn-out obligation is estimated to be between a $4,131 decrease to a $4,131 increase on the fair value as at March 31, 2026. During the three months ended March 31, 2026, there has been no change in the valuation approach or technique.
Reconciliation of Level 3 recurring fair value measurements:

	Three months ended
	March 31,
	2026	2025
Balance, beginning of period	$63,453	$127,866
Changes in fair value recognized in earnings	(2,651)	3,030
Changes in foreign exchange rates	3,070	1,215
Payments	—	(865)
Balance, end of the period	$63,872	$131,246
Changes in the fair value of the contingent obligations are due to adjustments in forecasted income estimates and interest accretion expense and are recorded in the Consolidated Statements of Operations and Comprehensive Income. The revised estimates for the three months ended March 31, 2026, reflect a slight downward adjustment to forecasted performance offset by interest accretion.

Interim Consolidated Financial Statements (Unaudited) March 31, 2026	F-16	North American Construction Group Ltd.

b) Swap agreement
On May 29, 2024, the Company entered into a swap agreement on its common shares with a financial institution for risk management purposes in relation to its stock-based compensation arrangements. During the three months ended March 31, 2026, the Company recognized an unrealized loss of $825 on this agreement based on the difference between the par value of the shares and the expected price of the Company's shares at contract maturity. The agreement is for 583,725 shares at a par value of $26.73, and an additional 250,000 shares at a par value of $25.10. The agreement matures on May 31, 2027, and September 31, 2027, respectively, with early termination provisions. The TSX closing price of the shares as at March 31, 2026, was $18.77 ($19.76 as at December 31, 2025), resulting in a fair value of $6,227 being recorded to other long-term obligations ($5,402 as at December 31, 2025) on the Consolidated Balance Sheets. The swap has not been designated as a hedge for accounting purposes and therefore changes in the fair value of the derivative are recognized in the Consolidated Statements of Operations and Comprehensive Income.
c) Risk management
The Company is exposed to liquidity, market and credit risks associated with its financial instruments. The Company will from time to time use various financial instruments to reduce market risk exposures from changes in foreign currency exchange rates and interest rates. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to the Company and its operations have been reviewed and assessed to reflect changes in market conditions and the Company's operating activities.
The Company is exposed to concentration risk through its revenues which is mitigated by the customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract. The Company has also mitigated this risk through diversification of its operations, primarily through investments in joint ventures which are accounted for using the equity method and recent Australian acquisitions. Revenues of $103,177 for the three months ended March 31, 2026 ($136,237 for the three months ended March 31, 2025) from our share of these equity investments in joint ventures are not included in revenue reported in the consolidated financial statements.
The following customers accounted for 10% or more of revenue reported in the financial statements:

	Three months ended
	March 31,
	2026	2025
Customer A	26%	23%
Customer B	21%	24%
Customer C	14%	10%
Customer A relates to the Heavy Equipment - Australia segment. All remaining significant customers that exceed 10% of revenue in 2026 and 2025 fall under the Heavy Equipment - Canada segment.
Where the Company generates revenue under its subcontracting arrangement with MNALP, the final end customer is represented in the table above.
The Company is largely protected against inflation risk as customer contracts contain terms that require annual price increases. The timing of these increases pose a short-term risk to financial results as cost increases are realized immediately and contractual increases are calculated using public reporting of index values, which lag actual cost increases by one to three months.

Interim Consolidated Financial Statements (Unaudited) March 31, 2026	F-17	North American Construction Group Ltd.

14. Other information
a) Supplemental cash flow information

	Three months ended
	March 31,
	2026	2025
Cash paid during the year for:
Interest	$13,737	$16,175
Income taxes - Canada	507	3,786
Income taxes - Provincial	287	2
Income taxes - Foreign	2,252	—
Cash received during the year for:
Interest	68	91
Operating subleases included in cash from operations	1,527	171
Non-cash transactions:
Addition of property, plant and equipment by means of finance leases	—	26,203
Decrease in contract assets related to financing lease assignments	(16,564)	—
Increase (decrease) in assets held for sale, offset by property, plant and equipment	3,386	(433)
Non-cash working capital exclusions:
Net (increase) decrease in accounts payable and accrued liabilities related to loans from affiliates and joint ventures	(7,100)	1,966
Net increase in accrued liabilities related to the current portion of deferred stock unit liability	(273)	—
Net increase in accrued liabilities related to taxes payable	(785)	(506)
Net decrease (increase) in accrued liabilities related to dividend payable	72	(535)
Non-cash working capital inclusions:
Net increase in long-term accounts receivable currently classified as other assets	(3,607)	—
Net increase in long-term prepaid expenses currently classified as other assets	(39)	(51)
Net increase in long-term payroll accrued liabilities currently classified as other long-term obligations	938	496
Net (decrease) increase in long-term contract liabilities currently classified as other long-term obligations	(1,836)	182
Non-cash working capital movement from change in foreign exchange rates
Increase in accounts receivable	2,930	771
Increase in contract assets	746	2
Increase in inventory	814	368
Increase in prepaid expenses	195	43
Increase in accounts payable	(2,579)	(506)
Increase in accrued liabilities	(1,371)	(525)
Increase in contract liabilities	(1,113)	(19)
b) Net change in non-cash working capital
The table below represents the cash provided by (used in) non-cash working capital:

	Three months ended
	March 31,
	2026	2025
Operating activities:
Accounts receivable	$(13,553)	$(20,009)
Contract assets	(5,738)	(15,539)
Inventories	1,901	(4,847)
Prepaid expenses and deposits	759	1,145
Accounts payable	(1,247)	27,444
Accrued liabilities	(4,965)	(17,660)
Contract liabilities	(10,687)	4,953
	$(33,530)	$(24,513)

Interim Consolidated Financial Statements (Unaudited) March 31, 2026	F-18	North American Construction Group Ltd.

15. Subsequent event
On December 18, 2025, the Company entered into a Share Purchase Agreement (the “IMC Purchase Agreement”) to acquire 100% of the voting shares and business of DCL Corp Pty Ltd. and Iron Hire Pty Ltd., together referred to as Iron Mine Contracting (“IMC”), a privately owned Western Australia diversified mining services contractor. The transaction was completed on April 7, 2026.
Following the completion of the acquisition, the Company obtained full ownership of IMC by acquiring all of its outstanding equity securities. IMC shareholders were provided with an upfront cash consideration totaling $41,552, which remains subject to post-closing adjustments based on final transaction terms and conditions. IMC shareholder are also entitled to $12,202 of deferred consideration in the form of a seller takeback financing, payable in seven equal installments extending to June 30, 2029, and a structured earn-out, which is payable over a period extending to March 31, 2030, and is contingent upon IMC's future net income performance. As of the reporting date, the Company is in the process of evaluating the fair value of this earnout. In accordance with the IMC Purchase Agreement, the Company is entitled to all economic benefits arising from IMC’s operations as of January 1, 2026. These benefits will be reflected in the purchase price allocation for the acquisition. It should be noted that IMC’s financial results for the period from January 1, 2026, through March 31, 2026, are not included in the Company’s consolidated financial statements for the three months ended March 31, 2026.
The upfront payment for the acquisition was funded through the Company’s existing revolving credit facility. Additionally, NACG has assumed secured equipment financing as part of the transaction. The fair value of this financing is currently under review.
The acquisition of IMC is a strategic extension of the Company’s client base into the Western Australia market, with a strong commodity market presence including base metals, precious metals and critical and rare earth minerals.
During the three months ended March 31, 2026, the Company incurred $1,334 of acquisition-related costs ($475 incurred during the three months ended December 31, 2025). These expenses are included in general and administrative expenses on the Consolidated Statement of Operations and Comprehensive Income. To date, the Company has incurred an additional $493 of acquisition-related costs subsequent to March 31, 2026.
The Company has not yet completed its preliminary assessment of the fair value of the consideration transferred, assets acquired and liabilities assumed in this acquisition, including the valuation of intangible assets and goodwill, due to the proximity of the acquisition date to the issuance date of these Interim Consolidated Financial Statements. Accordingly, and as permitted by ASC 805, Business Combinations, the Company is unable to provide further disclosures, including the allocation of the purchase price for the acquisition at this time.
16. Comparative figures
Certain comparative figures have been reclassified from statements previously presented to conform to the presentation of the current year.

Interim Consolidated Financial Statements (Unaudited) March 31, 2026	F-19	North American Construction Group Ltd.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Barry Palmer, the Chief Executive Officer of North American Construction Group Ltd., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of North American Construction Group Ltd. (the "issuer") for the interim period ended March 31, 2026.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework ("COSO").
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2026 and ended on March 31, 2026, that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: May 13, 2026

/s/ Barry Palmer
Barry Palmer, Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, Jason Veenstra, the Chief Financial Officer of North American Construction Group Ltd., certify the following:
1. Review: I have reviewed the interim financial report and interim MD&A (together, the "interim filings") of North American Construction Group Ltd. (the "issuer") for the interim period ended March 31, 2026.
2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.
3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.
4. Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal control over financial reporting ("ICFR"), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.
5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings
A. designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that
I. material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and
II. information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and
B. designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.
5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework ("COSO").
5.2 ICFR – material weakness relating to design: N/A
5.3 Limitation on scope and design: N/A
6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2026, and ended on March 31, 2026, that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.
Date: May 13, 2026

/s/ Jason Veenstra
Jason Veenstra, Chief Financial Officer